1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-681-9059 Fax: 604-688-4670
www.quaterraresources.com

Annual Information Form
For the year ended December 31, 2007
Dated March 26, 2008

TABLE OF CONTENTS, continued

PRELIMINARY NOTES

I.	Date of Information

All information in this Annual Information Form (“AIF”) is as of March 26, 2008 unless otherwise indicated.

II.	Financial Statements

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

This AIF should be read in conjunction with the Company’s consolidated financial statements and notes thereto, as well as with the management’s discussion and analysis (“MD&A”) for the year ended December 31, 2007. The financial statements and MD&A are available at www.quaterraresources.com and under the Company’s profile on the SEDAR website at www.sedar.com.

III.	Reporting Currency

All dollar amounts are express in Canadian dollars unless otherwise indicated. Quaterra’s quarterly and annual financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

IV.	Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the term “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. None of our properties have mineral reserves. All disclosure about our exploration properties conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below:

a.	Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This AIF may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of the Mineral Resources in these categories will every be converted into Mineral Reserves.

PRELIMINARY NOTES

IV.	Disclosure of Mineral Resources, continued

b.	Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This AIF may use the terms “Inferred Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of the Inferred Mineral Resources exist, or is economically or legally mineable.

V.	Forward Looking Statements and Cautionary Notes

Some of the statements contained in this AIF are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this AIF.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

PRELIMINARY NOTES

VI.	Glossary of Terms and Definitions

Anomaly:	A geological feature distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is sometimes of potential economic value.

Breccia:	Rock consisting of more or less angular fragments in a matrix of finer- grained material or cementing material.

Diamond drill:	A type of drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

Dilution:	Process whereby unwanted gangue or waste rock is mixed with ore during mining.

Epithermal:

A class of ore deposits that form generally less than 1 km from surface. These deposits, which can host economic quantities of gold, silver, copper, lead and zinc are formed as a result of the precipitation of ore minerals from up-welling hydrothermal fluids. There are several classes of epithermal deposits that are defined on the basis of fluid chemistry and resulting alteration and ore mineralogy. Fluid chemistry is largely controlled by the proximity to igneous intrusive rocks and as a result igneous fluid content.

Extrusive Rock:	Igneous rock that has solidified on the earth’s surface from volcanic action.

Fluid inclusion:

A cavity, with or without negative crystal faces, containing one or two fluid phases, and possibly one or more minute crystals, in a host crystal. If two fluid phases are present, the vapor phase (bubble) may show Brownian motion.

Folds:	Flexures in bedded or layered rock formed when forces are applied gradually to rocks over a long period of time.

Fracture:	Breaks in a rock, usually due to intensive folding or faulting.

Gambusino:	An individual miner working without machinery.

Gangue:	Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Gouge:	The finely ground rock that result from the abrasion along a fault surface.

PRELIMINARY NOTES

VI.	Glossary of Terms and Definitions, continued

Grade:

The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Hectare:	A square of 100 metres on each side.

Indicated Mineral Resource:

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as out-crops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource:

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lithology:	The physical characteristics of a rock or a rock formation.

Mafic:	A term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

Massive:	Used to describe sulfide ores containing more than 50% volume of sulphide.

PRELIMINARY NOTES

VI.	Glossary of Terms and Definitions, continued

Measured Mineral
Resource:

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Deposit or
Mineralized Material:

A mineralized body which has been intersected by sufficient closely spaced drill holes and or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration- development work. This deposit does not qualify as a commercially mineable ore body (Reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

Mineral
Resource:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve:

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineralization:	Usually implies minerals of value occurring in rocks.

Ore:	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

PRELIMINARY NOTES

VI.	Glossary of Terms and Definitions, continued

Probable Mineral
Reserve:

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Properties as
prospects:	A property is a claim owned by the Company and a prospect is a claim in which the Company holds an interest.

Proven Mineral
Reserve:

A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse
circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

PRELIMINARY NOTES

VII.	Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide

PRELIMINARY NOTES

VIII.	Conversion Tables

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

ITEM 1.	CORPORATE STRUCTURE

I.	Name, address and Incorporation

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated under the Company Act (British Columbia) on May 11, 1993 originally under the name Acquaterre Mineral Development Ltd.

The Company’s registered and head office is located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. Telephone: (604) 684-9384, Facsimile: (604) 688-4670, website: www.quaterraresources.com

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX.V”) under the symbol QTA and on American Stock Exchange (“AMEX”) under the symbol QMM. The Company is required to file annual and periodic reports with the Securities and Exchange Commissions for each jurisdiction pursuant to their rules and regulations.

II.	Inter-corporate Relationships

The flow chart below presents the Company’s legal corporate structure and the jurisdictions of the incorporation.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

II.	Inter-corporate Relationships, continued

Note to flow chart

Note 1	Quaterra Resources Inc. holds the Big Bar property.
Note 2

Quaterra Alaska, Inc. holds Duke Island, Big Bar, Arizona, Wyoming and Utah Uranium properties, MacArthur, Yerington, SW Tintic, Gray Hills, Peg Leg, Carbon County, Herbert Glacier, Texas claims, Copper Canyon and Majuba Hill.

Note 3	Minera Agua Tierra S.A. de C.V. holds Nieves (to July 31, 2005) Los Crestones, Las Americas, Mirasol, Jaboncillos, Cerro Blanco INDE Durango, and La Reforma.
Note 4	Minera Nieves S.A. de C.V. holds the joint venture property Nieves from August 1, 2005.

ITEM 2.	GENERAL DEVELOPMENT OF BUSINESS

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated under the Company Act (British Columbia) on May 11, 1993 originally under the name Acquaterre Mineral Development Ltd. On November 30, 1993, the Company changed its name to Aquaterre Mineral Development Ltd. and ultimately became Quaterra Resources Inc. on October 23, 1997. Quaterra’s domicile is British Columbia, Canada and the Company operates under the British Columbia Business Corporations Act SBC 2002 Chapter 57.

On March 4, 1997, the Company increased its authorized capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value.

On October 23, 1997, the Company consolidated its issued and un-issued share capital on the basis of five pre-consolidation shares for one post-consolidation share, and increased its authorized capital to 100,000,000 common shares without par value.

On August 3, 1998, the Company cancelled its previous form of Articles and adopted a new form of Articles.

On April 25, 2005, the Company completed the transition procedures in accordance with the Business Corporations Act (British Columbia), (the “New Act”).

On June 17, 2005, the Company increased the number of common shares which were authorized to issue to an unlimited number of common shares and, on June 13, 2005, cancelled its former Articles and adopted new Articles to take advantage of provisions of the New Act. The New Act was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”). The New Act requires the provisions formerly required in the Memorandum to be in our Articles. The New Act eliminates the requirement for a Memorandum.

The Company’s common shares began trading on the TSX Venture Exchange (“TSX-V”) (formerly the Vancouver Stock Exchange and the Canadian Venture Exchange) under the symbol “QTA” on November 14, 1997.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

ITEM 2.	GENERAL DEVELOPMENT OF BUSINESS, continued

The Company’s common shares began trading on the American Stock Exchange (“AMEX”) under the symbol “QMM” on March 3, 2008.

There have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers with respect to other companies’ shares.

ITEM 3.	DESCRIPTION OF THE BUSINESS

I.	General

Quaterra is a mineral exploration company engaged in the business of the acquisition, exploration and when warranted, development of mineral natural resources properties. We currently have interests in mineral natural resources properties located in Canada, the United States and Mexico. The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined. Commercially viable mineral deposits may not exist on any of the properties.

During 2008 the Company intends to conduct drilling programs at 1) its uranium pipe targets in Arizona; 2) the MacArthur copper property in Nevada; and 3) the Nieves silver property in Mexico. Other Phase 1 programs may take place, dependent on funding and positive exploration results.

II.	Trends

Quaterra has not generated operating revenue to date and is currently an exploration stage company.

Other than noted in this AIF, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on the Company’s operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of the Company’s financial position.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties

a.	The Nieves Concessions – Zacatecas, Mexico.

Property Description, Location, Access and Infrastructure

The Company owns a 50% interest in the Nieves silver Property located in northern Zacatecas State, Mexico about 90 kilometers north of Penoles’ world-class Fresnillo silver mine (Figure 1).

The project occurs within a northwest trending mineral belt known as the Faja de Plata, which hosts many of the world’s premier silver deposits including San Martin, Fresnillo, Zacatecas and Real de Angeles. The Company’s land block consists of 15 mineral exploration concessions covering an area of approximately 50 square kilometers (18 square miles).

Figure 1: Location map of the Nieves Silver Property (after Caracle, 2004)

The small town of Nieves (now re-named Francisco R. Murguia) can be accessed from Highway 49 along a 17 kilometer paved side road. Nieves is the business center for the Company’s exploration activities. From Nieves there are various dirt roads that provide access to the main mine areas on the Property. The nearest major population and services centre to Nieves is the mining town of Fresnillo approximately 90 kilometers to the south.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

a.	The Nieves Concessions – Zacatecas, Mexico, continued

History

The Spanish discovered high-grade silver at Nieves in 1560. Sporadic work occurred on the Concordia and Santa Rita veins until 1910, when the Mexican Revolution began. Several small-scale efforts to re-open the mines occurred thereafter but no modern exploration took place until 1994, when a Kennecott/RTZ study of satellite photos noted a color anomaly covering an area approximately 9 kilometers in diameter. Effective January 16, 1995, Kennecott Exploration Company (“Kennecott”) entered into an option agreement with the Mexican concessionaires that allowed Kennecott to explore and acquire the Property by making specified option payments over five years, and advance minimum royalty payments (“AMR”). Kennecott subsequently completed geophysical surveys and drilled eight holes, six of which contained significant silver mineralization.

On March 13, 1998, Kennecott transferred its rights under the Nieves option to Western Silver Corporation (“Western”) in consideration for an uncapped 2% NSR on certain core Claims and a 1% NSR on others. Western completed an additional five holes at the La California vein, all of which hit significant narrow widths of silver with 3 containing at least one narrow intercept of +800 g/t silver.

Western subsequently assigned its rights to the Nieves Project as specified in the “Underlying Agreement” to the Company on March 26, 1999, in consideration for 1,444,460 common shares of the Company at a deemed price of CAD$0.20 per share (CAD$288,892). In addition, the Company issued 360,000 common shares at a deemed price of CAD$0.20 per share (CAD$72,000) to the concessionaires in lieu of the US$50,000 option payment otherwise due under the terms of the Underlying Agreement.

The payment schedule in the Underlying Agreement was amended on November 22, 1999, February 11, 2000 and May 2002, such that US$30,000 was paid in January 2000, US$15,000 in May 2002 and US$25,000 in January 2003, for a total of US$70,000. In addition, to acquire the interest in the claim fractions the Company paid US$40,000 to the concessionaires. AMR payments of US$75,000 are due on or before January 26 each year from 2004 until the commencement of commercial production. The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2 million.

On April 10, 2003, the Company completed a US$1.5 million limited partnership financing with Blackberry Ventures I, LLC (“Blackberry”), whereby Blackberry could earn a 50% interest in the Property by funding two exploration programs of US$750,000 each. The initial payment of US$750,000 received in the 2003 Fiscal Year was expended on a 5,300-metre drill program on the Nieves Property. During the 2004 Fiscal Year, Blackberry elected to continue by advancing a further US$750,000 towards a follow-up drill program completed in May 2005, thereby earning a 50% interest in the Property. The partners are in the process of formalizing a joint venture agreement and jointly contributed to all exploration costs incurred.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

a.	The Nieves Concessions – Zacatecas, Mexico, continued

Exploration and Drilling

The Company completed a two-phase 12-hole RC/core program in the Cerro San Gregorio area in 1999-2000 with results generally similar to previous drilling. Subsequently, the Company completed a program of magnetics and CSAMT/IP surveys, which identified a number of prospective anomalies. The survey results suggested that the Nieves Project is a large hydrothermal system with minimal erosion and several features in common with the high-grade Fresnillo silver district.

In August 2004, the Company conducted an initial 5,300 meter, 13-hole diamond drill program to test a number of targets adjacent to and below areas of previously defined mineralization on the Nieves Project and to test seven east-west striking anomalies, interpreted to be veins with associated mineralization, that extend for distances of up to 3.5 kilometers.

A second drill program (5,171 meter, 11-hole) was completed in May 2005 to follow up on the silver mineralization intersected in the 2004 drilling program and to evaluate other targets defined by a combination of mapping, sampling and geophysical surveys.

A third drilling program (5,894 meters, eight holes) began during the fourth quarter of 2005 and was completed during March 2006. Of particular note was hole QTA 37, drilled along the Santa Rita vein 500 meters east of the nearest hole. QTA 37 intersected a quartz breccia vein starting at a downhole depth of 466.1 meters that contains 5.9 meters averaging 104 g/t silver, 0.23% lead and 0.56% zinc. The thickness and strength of the vein are positive features that upgrade the potential of the eastern Santa Rita zone for higher silver grades. Excellent potential remains for narrow high-grade silver veins over a strike length of approximately 1.5 kilometers and a vertical extent of 300 meters on both the Concordia-San Gregorio and Santa Rita vein systems.

A 16 hole, 5,389 meter Phase four drilling program, primarily infill holes on the Concordia vein, was completed during September- December 2007. The program was successful in extending the Concordia high-grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or host the faulted extension of the Concordia vein. Highlights are as follows:

Concordia vein: Twelve holes tested the Concordia vein system, one of three east-west striking veins systems on the Nieves property. The best mineralized interval is in hole QTA-48 with 47.48 meters averaging 142 g/t silver, 0.13 g/t gold, 0.37% lead and 0.37% zinc, including a 4.67 meter interval with 777 g/t silver (22.7 oz/ton), 0.53 g/t gold, 2.45% lead and 2.20% zinc. Hole QTA-53 cut the highest grade intercept with a 1.22 meter interval averaging 1.8 kg/t silver (52.6 oz/ton), 0.32 g/t gold, 2.06% lead and 0.69% zinc.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

a.	The Nieves Concessions – Zacatecas, Mexico, continued

Exploration and Drilling, continued

The Concordia vein hosts moderate- to high-grade silver-gold-lead-zinc mineralization at shallow levels proximal to its intercept with the Arroyo fault. The best mineralized segment of the vein currently extends for at least 400 meters along strike and over a vertical distance of 300 meters. It has a gentle rake to the southwest where it remains open.

Arroyo fault: Hole QTA-55 was collared 120 meters northeast of hole QTA- 48 and tested the junction of the Concordia vein with the Arroyo fault. The mineralized intercept starts at 62 meters and includes 37.6 meters of 108 g/t silver, 0.15 g/t Au, 0.10% Pb and 0.14% Zn. Within this zone is a 3.3 meter interval that averages 331 g/t silver (9.6 oz/ton), 0.29 g/t gold, 0.17 lead and 0.28% zinc. Mineralization consists of sheeted veinlets, and because of its shallow depth and relatively uniform grade has open pit potential. The Arroyo vein-fault system appears to strike northwest with a moderate southwest dip. Additional drilling will be necessary to determine the extent and significance of this mineralization.

2008 exploration plan: A geologic mapping survey of the California and Santa Rita vein systems and the more remote parts of the Nieves concession is underway. The Rosario area will also be remapped with attention given to northwest-striking structures. This work will be followed by additional core drilling later this year, concentrating on the Concordia-Arroyo-San Gregorio vein systems and their junctions. Any new prospects identified by the mapping survey will also be tested. All work plans are made in consultation with the US-based Blackberry Ventures 1, LLC, investment partnership, which will continue to pay its share of all ongoing exploration costs.

Geology and Mineralization

The host rocks at Nieves are a thick sequence of Cretaceous-age dark grey calcareous siltstones and fine-grained sandstones of the Caracol formation. The siltstones and sandstones exhibit strong bleaching not only adjacent to veins but also in large irregularly shaped zones covering several square kilometers.

Mineralization is related to a low temperature silver-gold-copper-lead-zinc epithermal vein system similar to the world-class Fresnillo and Zacatecas Districts in central Zacatecas. There are three west-southwest bearing, steep south-dipping vein systems which, from south to north, are the Santa Rita-El Rosario; Concordia-Delores-San Gregorio; and the La California veins. The Santa Rita and Concordia-Delores-San Gregorio veins have historic production and are marked by numerous shafts, pits, dumps and old buildings. Mining ceased in 1910, with the onset of the Mexican Revolution. Several small-scale efforts to re-open the mines occurred thereafter but no modern exploration took place until 1994. Historic production focused on narrow bonanza veins, and production grades were in excess of 4,000-g/t silver.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

a.	The Nieves Concessions – Zacatecas, Mexico, continued

Geology and Mineralization, continued

The mineral occurrences in the Santa Rita and Concordia-Delores-San Gregorio veins are hosted in two to ten meter thick shear zones with reverse offset and secondary fault splays in the footwall. The sheeted < 2 meter wide silver-gold bearing veins were deposited during a period of distention and normal offset in Oligocene time. There are three types of veins: silica breccia, quartz-sulfide and ferroan carbonate. Sulfide content varies from minor to 50% pyrite-stibnite-sphalerite-chalcopyrite-galena; marcasite is present in the silica breccia veins. Identified silver minerals are tetrahedrite-pyrargyrite. A sulfidation alteration halo of 2-5% disseminated pyrite that weathers to an acid leached “bleached” white clay alteration surrounds the mineralized shears. This alteration is geochemically anomalous in gold-arsenic-antimony with erratic silver-copper-lead-zinc. An Eocene-Oligocene paleo-erosion surface in the northwest corner of the district indicates that the historic mines have exploited only the upper third of the epithermal mineral system.

The Concordia-Cerro San Gregorio zone, based on alteration and geophysics, has dimensions of 2.5 kilometers by 1.5 kilometers and generally trends northeasterly. La California zone is about 2.5 kilometers long by 250 meter wide. The Santa Rita zone also trends northeasterly and is approximately 2 kilometers long by 600 meters wide.

Both the Concordia-Delores San Gregorio and the Santa Rita vein systems at Nieves have excellent potential for both narrow zones of +500 g/t silver and a surrounding envelope of stock work mineralization with +50 g/t silver that may represent a bulk tonnage target. The top of the mineralized vein zone is marked by boiling textures observable in drill core at depths of 150-200 meters below surface. The near surface mineralization exposed on San Gregorio Hill and along the Santa Rita vein on Santa Rita Hill was originally interpreted as manto style (rootless) mineralization trapped in porous sediments at the base of Tertiary volcanic rocks. Recent work suggests that this mineralization may occur at and adjacent to the intersection of the Concordia-San Gregorio and Arroyo vein-faults.

Sampling and Analysis

Drill core (NQ diameter) was collected from the drilling rig and brought to the core storage facility on the Nieves Property for logging and sampling, by the project or assistant geologists, on a daily basis. At the core storage/logging facility, the core was measured, core recovery estimated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented. Sample intervals were measured, marked with permanent marker and given a sample number and sample tag by the geologists. From this point, technicians were given the core to split, using a core saw, into halves where one half of each interval was placed with the sample tag into a sample bag and marked with the sample number. The other half was placed back into the core box in it original position and the core boxes were then stacked and stored in order and by hole number. Where the veins were coherent they were sawed in half perpendicular to the “grain” to get a representative split.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

a.	The Nieves Concessions – Zacatecas, Mexico, continued

Sampling and Analysis, continued

The geologists visually selected sample intervals based on the presence of quartz-carbonate veins, silicification or the presence of sulphide minerals. Any significant mineralized zones were also sampled for several meters below and above and generally samples were kept to between 0.05 m and 4.2 m in length to encompass entire vein structures.

Security of Samples

A total of 5,888 drill core samples from all four phases of exploration were marked by supervising and core logging geologists before being split using a diamond saw by Samples were placed into individual plastic bags marked with a unique sample identification number and with a sample tag placed into the bag. Sample ID numbers and meterages were also written onto the core trays. Samples were then packaged into sealed sacks and taken by Quaterra employees to ALS Chemex Laboratories in Guadalajara for analysis.

ALS Chemex is an ISO 9001:2000, ISO 17025:2005 and Standard Council of Canada accredited laboratory with preparation and analytical laboratories operating in over 16 countries. All samples were analyzed using a 41 element ICP method, in addition to analyzing gold and silver by standard fire assay. Lead and zinc values over 10,000 ppm and silver values over 100 ppm were re-assayed by atomic-absorption methods.

Internal quality assurance and quality control procedures for the first three drill phases were not utilized by Quaterra such as the insertion of blanks and standards into the sample sequences. For NI43-101 compliant resource estimates to be calculated a small check sampling program whereby ~5-10% random samples will be quarter split and sent to another accredited laboratory. Pulps/rejects available from the previous drilling will also be sent for check analyses.

For the fourth drilling phase, internal quality assurance and quality control procedures include the insertion of standards into the sample sequences. Rejects from the previously analyzed high grade samples will also be sent to another accredited laboratory for check analyses.

Mineral Resources

There are no resources or reserves on the Company’s Nieves project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

a.	The Nieves Concessions – Zacatecas, Mexico, continued

Exploration and Development

An independent technical report completed by Caracle Creek International Consulting Inc. (“Caracle”) on behalf of the Company and Blackberry in November 2006 concluded that excellent potential exists to find additional high-grade silver shoots both within the known vein systems and the abundant untested drill targets remaining on the property. Caracle recommended the following:

i)	A program including structural analysis, three dimensional modeling and data compilation including satellite image analysis.

ii)	An aggressive 10,000 meter drilling program to infill zones on the Concordia-San Gregorio- Delores vein system and to test other targets on the large land block.

A 16 hole, 5,389 meter Phase four drilling program, primarily infill holes on the Concordia vein, was completed during September- December 2007 (results detailed above).

b.	Los Crestones Project – Durango, Mexico

Property Description, Location, Access and Infrastructure

The Company’s 100% owned Crestones Project, comprising of exploration concessions, is located on the southwest side of a medium sized granitic pluton on the eastern edge of the Sierra Madre Occidental in northern Durango state of west-central Mexico (Figure 2). The Property is between the latitudes of 25.92° and 25.96° north and 105.09° and 105.13° west longitude. The town of Inde is about 10 kilometers to the southwest of the property while the larger town of Santa Maria del Oro is located about 20 kilometers to the northwest. The city of Durango is a five hour drive to the south.

Figure 2: Location Map of the Los Crestones Project (after C. J. Lloyd, 2004)

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

b.	Los Crestones Project – Durango, Mexico

Property Description, Location, Access and Infrastructure, continued

Access to the Property is very good with a paved highway from Santa Maria del Oro, through Inde and on to the town of Vetarron, 2km more on dirt road leads to the turn off to El Pajaro, another 7km to the north and on the edge of the property. A local dirt road gives access to most of the property. Electric power lines service all the small towns mentioned above.

History

In 2003, the Company staked a 2,100 hectare claim to cover a hot spring gold-silver prospect at Los Crestones. In 2004 and early 2005, reconnaissance mapping and sampling programs were completed over an area of about 3.5 square miles. The Company staked an additional 3,547 hectare claim in 2006 and completed detailed mapping. The work delineated a hot spring gold-silver target with widespread silicification, flat-lying silica sinter aprons and quartz veining along high-angle, graben faults. Rock chip samples show anomalous Au-Ag values with occasional spikes up to ore grade; and strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold silver mineral systems. The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems.

Exploration and Drilling

The property has been geologically mapped at 1:5,000 scale. The Company completed a thirteen hole 6,163.4 -meter core drilling program during 2007. Six holes totalling 3,043.4 -meters were completed during the second quarter. An additional seven holes totalling 3,120 meters were completed during the third quarter. The first six drill-holes of the program did not intersect the targeted breccia feeder vents; the second phase of the program produced similar results with only a few low-grade intercepts within the hydrothermal breccia. Weakly disseminated sphalerite-galena-sulfosalts occur in silicified limestone, quartz porphyry, and hornfels. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Coarse sphalerite-galena has been observed in fault gouges.

Geology and Mineralization

Los Crestones displays geologic characteristics that are broadly similar to both the Magistral de Oro district, located 20 kilometers northwest and the Inde District that lies 12 km west. Magistral de Oro has a recorded production of greater than 1.0 million ounces gold and the Inde district has produced 0.5 million ounces of gold from one mine as well as significant silver-lead-zinc production from numerous small mines. All three districts have prominent aeromagnetic highs that represent oxidized intermediate to felsic intrusive stocks. The mineralization in all three districts is interpreted to be genetically related to these intrusives. Granodiorite is the host rock at Magistral de Oro. Bufa Inde, a prominent peak in the center of the Inde District, is a quartz porphyry stock. Both granodiorite and quartz porphyry occur at Los Crestones.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

b.	Los Crestones Project – Durango, Mexico, continued

Geology and Mineralization, continued

The oldest rock type at Los Crestones is an upper unit of the Mescalera Group limestone. It is a lower Cretaceous in age and can be divided into a thick and thin bedded facies. The more abundant thick bedded facies is composed of 10-25 cm beds of carbonaceous muddy limestone with black shaley partings. The limestone shows abundant soft sediment deformation features. The thin bedded facies consists of 1-4 cm thick inter-beds of clean gray limestone and black chert. It too commonly displays chaotic soft sediment folds.

A 40 m.y. granodiorite cuts the Mescalera limestone at Los Crestones. It is a circular 4 km diameter stock composed of equigranular biotite-hornblende-feldspar with interstitial quartz and accessory magnetite. The stock is rimmed by a band of altered limestone up to a kilometer in width of quartz-diopside hornfels that grades outward into a weak tremolitic marble.

The Los Crestones hydrothermal mineral system is located along the western contact of the granodorite stock and was emplaced in a northwest-striking fault system. The fault formed the east side of the Inde Graben that separates the Inde District and Los Crestones. Three bands of sheeted hydrothermal breccias, small quartz porphyry stocks and felsite dikes compose the Los Crestones system. The breccia has been classified into four breccias types based on clast types and matrix composition; these are: mixed clast breccia, silica matrix breccia, silicified limestone breccia and sinter matrix breccia.

The western band of hydrothermal breccia is informally referred to as the Cerro Pachon zone. It strikes northwest for a known distance of 3.5 kilometers and is about 50-200 meters wide. It is composed of sheeted bands of all four types of hydrothermal siliceous breccia hosted in an envelope of silicifed limestone. A small phyllic-altered quartz-porphyry stock outcrops at the northwest end of the Pachon breccia in close proximity to the largest occurrence mixed clast breccia on the property. The mixed clast breccia is composed of silicified limestone and quartz porphyry clasts set in a silicifed matrix of milled quartz porphyry. The Cerro Pachon breccia is cut off to the northwest by faults and post-breccia alluvial cover. It feathers into small silica breccia and felsite dikes to the southeast which are in turn cut off by a listric fault.

The Cerro Cahon breccia is the east band of hydrothermal breccia. It parallels the Cerro Pachon breccia with a similar strike length and width. Sheeted silica breccia dikes predominate that vary from 1 to 25 meters in width. The dikes tend to have clasts of silicified limestone along their margins and a core of weak banded translucent gray silica. The southeast half of the breccia cuts through limestone within an envelope of silicified limestone. There are occasional narrow bands of silicified limestone breccia and brecciated felsite dikes. The northwest half of the breccia cuts across the granodiorite where it breaks into a 75 meter wide stock work of sheeted narrow silica veins in the intrusive. There is one prominent splay of silica breccia to the west that follow the granodiorite-hornfels contact. Scattered float of hydrothermal limonitic breccia is common where the silica breccia dikes pass across the limestone-granodiorite contact which indicates the possible presence of a sulfide-bearing hydrothermal breccia. A drill test is planned to test this breccia occurrence.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

b.	Los Crestones Project – Durango, Mexico, continued

Geology and Mineralization, continued

The two breccia bands are separated by about a kilometer of silicifed and hornfelsed limestone and fresh granodiorite with numerous 5-15 meter thick breccia and felsite dikes. There is a third silica breccia band at the north end of the property that outcrops on Cerro Laguna, and between the between the Cerro Pachon and Cerro Cahon breccias. The Cerro Laguna breccia is composed of sheeted silica breccia dikes. It is about two kilometers in strike length. It is also cut by a low angle listric fault with its north half offset about 250 meters to the northeast.

Mineralization at Los Crestones has been observed in both outcrop and core. All three of the breccia types, the silicified limestone, the quartz porphyry, and the hornfels contain disseminated sulfides. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Disseminated galena-sulfosalts occur in both the porphyry and hornfels. Coarse spahalerite-galena have been observed in fault gouge.

Sampling and Analysis

Drill core (HQ and NQ diameter) was collected from the drilling rig and brought to the core storage facility located in the nearby village of El Pajaro for logging and sampling by the authors on a daily basis. At the El Pajaro camp, the core was measured, recovery and rock quality estimated and logged rock types, alteration assemblages, structures, veining and mineralization characteristics documented. Sample intervals were selected and marked on the core, also on the core box side and on the sample tag by the authors. Core intervals to be sampled were split into halves using a core saw; one half was placed into a thick plastic sample bag with the corresponding sample tag inside and marked with sample number outside. The other half was returned to its original position in the core box; core boxes were stacked and stored in an orderly fashion in the core shack. Important intervals like veins or other mineralized intervals are split in a perpendicular cut to get a representative sample.

Authors selected sample intervals on a visual basis considering the important rock, alteration, structure and especially the mineralization features present. Several meters of wall rock adjacent below and above of any significant mineralized interval were also sampled.

Sample intervals generally were kept to a two-meter length where the mineralization was ample and uniformly distributed or to the width of any significant mineralized vein band length to encompass the entire vein structures in one or more representative samples of every different band.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

b.	Los Crestones Project – Durango, Mexico, continued

Security of Samples

A total of 2111 core samples from holes C-01 to C-13 were selected and marked by the authors and split by a technician using a diamond saw. Samples were placed into 800-micron thick plastic bags previously marked with a unique identification number and a sample tag inside. Sample identification number and meterage were also written with a permanent marker on the core boxes; Samples were then packaged in sealed sacks and picked up at the camp site by an Inspectorate laboratories employee for their delivery to the Inspectorate Lab sample preparation facility office in the city of Durango.

Inspectorate America Corporation is an ISO 9001-2000 certified Laboratory. Inspectorate’s Quality Assurance Program meets all established criteria related to reporting requirements for mining & exploration companies under National Instrument, NI-43-101, and is compliant with those practices deemed “best industry” in analytical data generation of mineral samples.

Pulp of samples after preparation in Durango was sent to the Inspectorate Laboratory in Sparks, Nevada USA for its analysis using a 30-element ICP method plus Au by fire assay. Lead, zinc and copper values over 10,000 parts per million were re-assayed by atomic absorption methods, silver values over 200 parts per million were re-analyzed by fire assay methods.

All sample preparation methods and analytical procedures were performed in accordance with the Inspectorate’s preparation and analytical protocol outlined in the Inspectorate’s brochure.

As this project is still in the discovery phase of exploration, internal quality assurance and quality control procedures were not utilized, such the insertion of blanks and standard samples into the sample sequences. For a future N143-101-compliant resource estimation, a check sampling program is needed.

Mineral Resources

There are no resources or reserves on the Company’s Crestones project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA

Property Description, Location, Access and Infrastructure

The Company’s Arizona Uranium Project, located in the northern Arizona Strip uranium district in Coconino and Mohave Counties, occupies the southwest corner of the Colorado Plateau physiographic province in northwestern Arizona just south of the Utah state line (Figure 3). It is bounded to the west by the Grand Wash Cliffs and to the east by the Echo Cliffs. The area is characterized by a broad and featureless expanse of range land that becomes deeply incised by canyons of four major drainages.

Access to the property is provided by maintained county roads, mine access roads and a network of BLM recognized dirt roads and jeep trails used by ranchers and prospectors as well as State and Federal authorities for land management. Nearly all of the surface and mineral rights with the exception of the Arizona State lands are Federal and managed by the Bureau of Land Management with a field office in St. George, Utah.

Figure 3: Location map of the Arizona Strip Uranium Property

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA, continued

History

Uranium mineralization was first discovered on the Arizona strip in a mineralized breccia pipe in 1947. The uranium occurred in association with copper mineralization at the Orphan mine 2 miles west of the visitor’s center on the south rim of the Grand Canyon. The first uranium ore was shipped by the Golden Crown Mining Company in 1956 to a buying station in Tuba City. Before closing in 1969, the Orphan operation produced a reported total of 4.4 million lbs of uranium in material averaging 0.42% U3O8 and 6.7 million lbs of copper. (Baillieul, T.A. and Zollinger, R.C. (1980) NURE Grand Canyon Quadrangle, Arizona PGJ-020, 41p.)

The relationship of uranium to copper mineralization initiated an investigation of several small copper deposits in the region. Uranium was identified in the Hack Canyon copper mine on the northern Arizona strip in the 1950s but it was not until 1974 when Western Nuclear discovered uranium ore bodies in the Hack 1 and Hack 2 breccia pipes that industry began to focus attention on the emerging district. Energy Fuels Nuclear Inc. (“Energy Fuels”) acquired the Hack Canyon ore bodies in 1980 and initiated an intense campaign of land acquisition and exploration that over the next ten years discovered seven ore bodies. With the entrance of Pathfinder Mines and Union Pacific Resources, at least three additional mineralized breccia pipes were added to the district. Several more were in earlier stages of discovery when in the early 1990s the price of uranium dropped below the cost of production.

The Arizona Strip historically represents some of the highest grade mineralization and most profitable per pound uranium production in the United States. Energy Fuels breccia pipe uranium mines were some of last hard rock uranium producers in the US prior to the price decline of the 1990s. Since 1980, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U3O8 from seven mines. Of these mines, Hack Canyon I, II, and III and Pigeon are mined out and have been reclaimed; Hermit is partially reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining reserves and have been placed on a standby basis. The total amount of mineable uranium discovered to date in breccia pipes in northern Arizona is estimated to be in the range of 35 million pounds. (1998 International Uranium Corp. US SEC Registration Statement.).

The Company commenced uranium exploration in Arizona in June 2005 with the acquisition of 95 unpatented lode mining claims from North Exploration LLC (“North”) that cover several uranium breccia pipe targets in the Arizona Strip district. The North agreement also included an option to acquire other properties in Utah and Wyoming that are prospective for both uranium and vanadium.

Under the terms of the North agreement, the Company may acquire a 100% interest in any or all of the North claims by making staged payments over a five-year period totaling US$500,000 and issuing 600,000 common shares. The initial consideration included a US$15,000 cash payment and 200,000 common shares. The North Properties are subject to a 2% production royalty on each Property, 1% of which may be purchased by the Company for US$1 million.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA, continued

History, continued

In mid 2006, the Company signed a letter of agreement with Nu Star Exploration LLC. (“Nustar”) to lease 18 Claims covering 4 additional breccia pipe targets in the district. The terms of the Nustar lease are an upfront payment of US$20,000, a first anniversary payment of US$30,000, a second anniversary payment of US$40,000 and a final third anniversary payment of US$100,000. The Nustar Claims are subject to a 4 % Yellowcake royalty, 75% of which the Company can buy back for US$500,000 per Claim group (thereby reducing the royalty from 4% to 1%).

The Company staked an additional 550 mining Claims on the Arizona Strip in 2006 and another 1,450 claims were perfected in early 2007 to cover more than 200 high and moderate priority anomalies identified by an airborne VTEM geophysical survey. The Company’s mineral rights now total approximately 68 square miles in the Project area. The properties consist of many individual and scattered claim blocks that have been selectively staked over targets with some surface expression of a possible collapse structure, with favourable VTEM geophysical signatures and within areas of known mineralized occurrences.

Exploration and Drilling

The discovery of new breccia pipes in the Arizona strip district requires an aggressive and persistent program of exploration. Since commencing on the Arizona Strip, Quaterra has drilled 35,000 feet in 87 holes that investigated 16 targets. All but six holes were shallow stratigraphic holes evaluating the near surface structure for the presence of a pipe throat. Ten of the targets tested negative. Four targets have encouraging results and require additional drilling pending the enlargement of the drill permit area. Two of four deep holes in the program encountered mineralization in two targets that are scheduled for deep drilling programs.

One of the targets tested by deep drilling is the Ollie breccia pipe located ten miles southeast of the Hack’s Canyon mines. The Ollie pipe was originally drilled by one of the last drilling programs conducted by Energy Fuels in the early 1990s. The original program was prematurely stopped when Energy Fuels discontinued exploration in the district due to declining uranium prices.

Quaterra’s first hole at Ollie was drilled to a total depth of 1,430 feet. The best intercepts included:

Depth (Ft)
From	To	Thickness (Ft)	Grade

1172	1175.5	3.5	0.13% eU38 - Including 2.0 fee at 0.17%
376
1178	1180.5	2.5	0.12% eU38 - Including 1.5 fee at 0.16%

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA, continued

Exploration and Drilling, continued

The hole encountered numerous mineralized intercepts averaging 0.03% to 0.08% between the depths of 1,020 feet and 1,242 feet. At a depth of approximately 1,350 feet, the hole is believed to have exited the pipe throat and entered un-mineralized Hermit siltstone along the northeast margin of the pipe. A study of historic data indicates that much of the pipe to the southwest remains untested.

Another deep hole tested the EZ4 target, located seven miles northwest of Hack Canyon. The hole was drilled to 1,340 feet. It intercepted anomalous uranium mineralization between 970 and 1,000 feet near the Coconino sandstone/Hermit shale contact. The Coconino sandstone is considered the conduit for mineralization in the Arizona breccia pipes and the presence of mineralization near the contact strongly suggests the close proximity of a mineralized pipe throat. Drill-hole deviation to the east and south of the collar location defines a possible target to the northwest.

Geology and Mineralization

The canyon walls of northern Arizona expose numerous breccia pipes that are characteristic of the collapse structures that host uranium mineralization in the Arizona strip. Initiated by the roof collapse of caverns in the Mississippian Redwall Limestone, a pipe of breccia forms through the subsequent collapse of overlying sediments through mechanical and chemical processes to form a vertical column of breccia. Breccia pipes in the region average 200 to 400 feet in width and can extend upward over 3,000 feet from the Redwall Limestone to the upper Triassic sequence. (Figure 4).

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA, continued

Geology and Mineralization, continued

Many northern Arizona Breccia pipes exhibit several common morphological features that are used to identify the structures at the surface and to position drill holes at depth (Figure 5). The cylindrical area of vertically displaced breccia in the center of the pipe is generally referred to as the “pipe throat.” The amount of vertical displacement in the throat ranges from 50 to several hundred feet and often decreases up section. The internal geometry of the throat can be complicated by the later formation of “pipe in pipe” structures. These internal features are the result of late stage (often post-mineral) collapse due to continued dissolution of carbonates in the lower reaches of the pipe throat. They may result in the dispersal and elimination of economic accumulations of uranium mineralization in the pipe.

Figure 5: Morphology of a typical northern Arizona Strip breccia pipe.

The throat of a breccia pipe is seldom visible at the surface when not exposed in canyon walls. Where covered by the Moenkopi siltstone or recent alluvium, the only evidence of a pipe structure may be a large circular structure of gently inward dipping beds or even more subtle circular anomalies formed by ring fractures and vegetation. These features are caused by the dissolution of evaporites in the Toroweap and Kiabab sections along the margins of the throat during the formation of the pipe. As the evaporites are removed, a pronounced structural depression or “collapse cone” develops in the overlying strata above the Coconino sandstone. Many of the collapse cones are characterized by a thick section of Moenkopi siltstone that fills the cone near the upper Kiabab horizon. Although breccia pipes often have some structural symmetry at different levels, the throat of a pipe is not always in the center of a collapse cone and circular depressions or are not always related to pipes.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA, continued

Geology and Mineralization, continued

Uranium mineralization in breccia pipes of the northern district occurs predominantly within the pipe throat and below the upper Hermit contact. Mineralization is also present in ring fractures along the margins of the throat, and in the underlying Supai Group, but significant accumulations at this level is less common on the north rim than in the southern district. Economic concentrations of mineralization often occur over a vertical distance of more than 600 feet in the pipe throat. Scattered mineralization can extend well below the upper contact of the Esplanade Sandstone.

Uranium occurs primarily as pitchblende in voids between sand grains and replacing rock fragments of a reduced sandstone dominant breccia derived from the Coconino Sandstone. Calcite and gypsum are common cementing minerals. Associated trace elements include copper, arsenic, nickel, lead, zinc and silver. The mineralized breccia often contains abundant bitumen that is considered an important reducing agent for the geochemical system. Uranium is generally thought to have been transported to the pipe by oxidizing ground waters in the Coconino Sandstone and deposited in a “trap” of porous sandstone breccia within the non porous pipe walls of Hermit siltstone and above a relatively tight base of siltstone dominant breccia. Finely disseminated pyrite is common in the mineralized zone and may contribute to the reducing environment necessary for the deposition of uranium. Immediately above the mineralization, pyrite becomes massive and forms a “cap” of pyrite after marcasite that can exceed 50 feet in thickness.

The USGS Open File Report (OFR-89-550) shows the mapped locations of 1,296 pipes in the northern and southern Arizona Strip district. The highest density of pipes occurs in outcrops of Carboniferous aged strata in the deeper canyons of the region. The density of pipes decreases dramatically below the cover of successive layers of younger sediments until fewer than 2 pipes are evident over a surface area of 500 square miles in the upper Triassic sequence. Clearly, the upper level of stoping by collapse varies and many pipes may occur at depth and remain hidden with no surface evidence of a pipe throat. If these structures penetrate the Coconino Sandstone in a favourable area of the district, an ore body may exist with no pipe feature at the surface. To date, Hack 2 is only “hidden” pipe ever discovered in the district. The number of mineralized pipes discovered to date may represent only a fraction of the number that lie waiting to be discovered at depth.

Sampling, Analysis and Security of Samples

The Company uses the industry standard gamma logging method for grade determinations of uranium mineralization in drill holes. The process requires systematic calibration of the logging tools for precision and accuracy. Grades are reported as equivalent “U3O8” based on an assumed direct correlation between gamma-ray intensity, as measured by the gamma logging tools, and uranium content.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA, continued

Sampling, Analysis and Security of Samples, continued

Down hole logging for the Company’s drill holes is contracted to Geophysical Logging Service of Prescott, Arizona. Mr. Ken Sweet, Geophysical Consultant, of Denver Colorado provides QA/QC and final interpretation of the process. Geophysical Logging Service uses a borehole NaI detector manufactured by Mt. Sopris in Golden, Colorado for initial grade calculations.

It is of the type 2PGA1000 which is a standard for uranium logging. It uses a large crystal, 22.22 mm in diameter and 76.2 mm long. As a back up an HLP-2375 tool is used, also manufactured by Mt. Sopris. The HLP tool is a smaller diameter and can be used small drill holes.

The tools are calibrated in Grand Junction Colorado, nominally every 3-6 months. When ore grade mineralization is encountered the tool will be calibrated more often. In general, ariation with this tool is insignificant within a year and requiring less than a 1% calibration change.

There are 4 calibration pits in Grand Junction; 0.231%, 0.452%, 1.22%, and 2.63% U3O8. The calibration pits are constructed of natural uranium ore. Corrections are made for hole diameter, the type of drilling pipe, and fluid in the hole.

Because the grades and thicknesses of the mineralized section are determined by down hole logging tools, the Company uses rotary drilling for exploration on the project. Drill cuttings from the program are often limited to the upper 400 feet of the hole. Circulation of the samples to the surface is often lost in the deeper evaporite dominant sections. Samples of the cuttings are collected in plastic boxes and archived in locked storage facilities.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

c.	Uranium Projects – Arizona, USA, continued

Sampling, Analysis and Security of Samples, continued

When mineralization is intersected, spot core is collected when possible to compare to the interpreted gamma response. In some cases corrections need to be made for disequilibrium as established by closed-can analysis or direct neutron activation that compares the chemical values of core vs. the interpreted gamma grades. The gamma response has the advantage of sampling a large volume, on the order of 60 cm. Data is sampled at 0.5 foot or closer spacing. All core from the program is placed in boxes marked for depths, logged by the Company geologist and kept in the Company’s storage facilities in Kanab, Utah.

For hole deviation a Mt. Sopris 2DVA-1000 borehole deviation probe is used. It consists of a 3 axis flux gate magnetometer and a 3 axis accelerometer. The tool is calibrated on the surface using a “Jig” to hold it in a known orientation. The data is recorded continually along the hole.

Induction logs are used in conjunction with the gamma probe to provide additional lithologic information. Correlation of the interpreted lithologies between drill holes in a target area can reveal structural deformation related to a possible breccia pipe.

Mineral Resources

There are no resources or reserves on the Company’s Arizona Strip properties that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Exploration and Development

The Company’s approach to uranium exploration has been proven by years of past experience with Energy Fuels Nuclear. Geologic mapping, aerial photography, and satellite imagery have been and continue to be used extensively to identify breccia pipe targets. When a target was located, surface time domain geophysical surveys had significant success in defining areas of thickened (conductive) siltstone within the surface structure to locate drill holes that define the pipe throat. Most of the obvious targets identified by using these methods have been located and drill tested by companies exploring the northern district in the 1980s. However, extensive areas remain unexplored because of the time and expense required by the surface geophysical surveys.

In early 2007, Quaterra contracted Geotech ltd. to conduct the first extensive test of an airborne time-domain electromagnetic system on the Arizona Strip. The survey covered approximately 420 square miles. The VTEM system not only identified anomalies related to the collapse cones of most of the known breccia pipes but identified more than 200 moderate to high priority targets with similar geophysical signatures. Although a detailed interpretation of the airborne survey data is in progress for prioritization of the targets, Quaterra will begin testing the higher priority VTEM anomalies in the Spring of 2008.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA

Property Description, Location, Access and Infrastructure.

The Duke Island Cu-Ni-PGE prospect is located in the Prince Rupert quadrangle of southeast Alaska about 30 miles south of Ketchikan (Figure 6).

Figure 6: General geology of Duke Island showing location of Raven and Marquis zones (Avalon Development, 2006)

The Company's 100% owned Duke Island Project consists of 129 unpatented Federal lode mining Claims covering 2,580 acres, and 11 state of Alaska mining claims covering 1,280 acres in the Ketchikan quadrangle in Township 80 South, Range 93 East. Mineral rights in this part of Alaska are administered by the U.S. Forest Service and the Alaska Department of Natural Resources. The Duke Island Project is located within the Tongass National Forest on multiple-use lands open to mineral development.

The Duke Island Project is accessible via boat, small float plane and helicopter. There is tidewater access to the southeast end of the Property at Judd Harbor and the central portion of the Property via Hall Cove. The city of Ketchikan (population 14,000) is located 30 miles to the north and is the regional commercial hub for this part of southeast Alaska. The city hosts an all-season deep water port, international airport, commercial fixed wing and helicopter services, and most of the support industry required for mineral exploration.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

History

Early exploration on Duke Island is limited to a drilling program in the late 1950’s by Columbia Iron Mining, a subsidiary of United States Steel. The program tested two areas for potential magnetite mineralization. Nine vertical drill holes are reported to have been drilled to a depth of 500 feet to ascertain the magnetite content of the ultramafic rocks (Irvine, 1974). Six holes were drilled on the southeast side of Hall Cove and three in the Judd Harbor area. Precise locations of these holes are uncertain and no assay data of any kind is available to the Company. The potential for PGE mineralization was not addressed during these efforts.

In 1972, Clark and Greenwood collected 22 rock samples for PGE assays as part of a regional sampling and petrology study. In 1989 Bureau of Mines geologists collected 24 samples for assay. Eleven additional samples were collected by the Bureau of Mines in 1995. None of these efforts led to discovery of significant mineralization at Duke Island.

In early 2001 Avalon Development Corp. identified several geologically promising PGE exploration targets in Alaska which prompted the Company to acquire mining claims at Duke Island. In March and April 2001, Avalon Development conducted reconnaissance scale pan concentrate and grab rock sampling on behalf of the Company Resources and staked 45 federal Claims and 6 state Claims. Follow-up work was conducted in July which resulted in discovery of Cu-Ni-PGE sulfide mineralization hosted in pyroxenites on the north end of the Company’s Claims. Subsequent rock sampling, soil sampling and 11,200 line-feet of dipole-dipole induced polarization geophysics were completed on the project in September and October.

Exploration and Drilling

During November and December 2001, the Company contracted with Layne Drilling to complete 4 diamond drill holes (447 meters, 1,467 feet) in the Marquis zone (Figure 3). The holes were drilled from two drill pads approximately 750 feet apart centered on a coincident rock geochemical and IP geophysical anomaly. The drill targets are associated with a highly conductive IP anomaly flanked by extensive chargeability anomalies to the northeast and southwest. Massive sulfides with highly anomalous copper and lesser nickel and PGE values were encountered in all holes.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

Exploration and Drilling, continued

Significant drilling results are shown below:

Hole	From	To	Thickness	Cu	Pt	Pd
Number	Ft	Ft	Ft	(Wt Avg ppm)	(Wt Avg ppb)	(Wt Avg ppb)
DK0101	0	298	298	1,270	47	59
Includes	177	258.3	81.3	2,170	50	64
DK0102	4	81	77	2,375	64	83
DK0103	0	252	252	1,328	62	72
DK0104	0	188	188	1,649	85	130
Includes	165	167	2	12,500	187	386

In January 2002 Perry Remote Sensing was retained to conduct a preliminary Landsat Thematic Mapping analysis of the Duke Island Prospect (Perry, 2002). The spectral image of iron-oxide stained sulfide-bearing rocks at the Marquis zone was used for ground truth to determine if surface outcrops of other potentially mineralized areas exist on Duke Island. The TM imagery identified two other obvious targets to the southwest and southeast of the Marquis zone. A total of 43 rock samples were collected in June 2002 in the southwestern TM anomaly, now known as the Monte zone. Approximately fifty percent of these samples (21 samples) returned values in excess of 1,000 ppm copper. Values for Pt, Pd, Ni and Co were generally lower than seen in the Marquis zone with maximum values of 310 ppb, 468 ppb, 784 ppm and 237 ppm, respectively.

In July 2002 AeroQuest Ltd. (“Aeroquest”) flew combined airborne magnetics and 6-channel electromagnetics over the Duke Island Project. A total of 890.5 line kilometers of survey was completed with most of this total along 200 meter-spaced lines. The survey revealed that areas of known sulfide mineralization generally fall within broad zones of anomalous conductivity that extend well beyond the limits of outcropping sulfides. A total of 459 high priority anomalies were identified by Aeroquest, including 311 Type 1 anomalies with positive in-phase response and a distinct, probable hardrock source and 148 Type 2 anomalies with a negative inphase and positive quadrature response (conductive magnetic anomalies).

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

Exploration and Drilling, continued

The largest zone of conductive anomalies occurs on the north side of the Marquis Zone and extends for 2.5 kilometers in an east-west direction. Magnetic and EM data also suggest that gabbroic units extending 1-2 miles to the north-northeast from the summit of Mt. Lazaro are underlain by highly conductive and variably magnetic rocks and that sulfide mineralization may underlie the gabbro body, significantly increasing the size potential of the Duke Island system.

Consulting geophysicist, Joe Inman of Salt Lake City, Utah prioritized the airborne EM anomalies and an initial ground follow-up of airborne EM anomalies was begun in September 2003. A total of 45 rock grab samples and 66 shovel soil samples were collected. Sampling was concentrated on the northeast Marquis, Raven and Potato Patch zones. These target areas also exhibit strongly conductive electromagnetic signature that suggest the presence of sulfide mineralization. Anomalous copper values up to 136 ppm were recovered from soils in the northeast Marquis zone however, additional soil sampling due east of the Marquis discovery returned highly anomalous copper (to 359 ppm) with grab rock samples returning values up to 984 ppm copper. No previous sulfide mineralization was known from this area and no surface outcrops of sulfide mineralization have been found to explain these soil and rock anomalies.

In addition, the 2003 field work expanded the size of known sulfide mineralization at the Potato Patch zone and also expanded the size of known sulfide mineralization at the Raven zone. Previous work at the Raven zone returned copper values up to 2.2% from a small area of outcrops surrounded by low, swampy topography. Soil sampling completed in 2003 returned copper values up to 4,320 ppm and Pt + Pd values up to 439 ppb from covered swampy terrain immediately south of outcropping sulfide mineralization. Sulfide mineralization at Raven was extended to over 650 meters south of the original Raven discovery outcrops and remains open to expansion in all directions.

During reconnaissance work completed in 2003 a new zone of disseminated copper sulfide mineralization was discovered at tidewater on Cape Northumberland on the extreme southern tip of Duke Island. While copper values (up to 352 ppm) did not reach percent-levels, the Northumberland zone is unique in that it represents the only sulfide mineralization discovered to date which is not located within the NW-SE trending belt of mineralization extending from the East Judd to Raven prospects. The significance of the sulfide mineralization at Northumberland and its extent are unknown.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

Exploration and Drilling, continued

In late May and early June 2004 Clark Jorgenson of Big Sky Geophysics was contracted to conduct a ground based HCP-EM (Max-Min), magnetometer, and gravimeter survey of the Marquis and Raven prospects. Big Sky completed 20,000 line-feet (6.1 line km) of survey over the Marquis and Raven prospects. Results from this survey indicated three strong Max-Min conductive anomalies, two moderately conductive anomalies, and three weakly conductive anomalies at the Marquis prospect. The strong conductive anomalies are located coincident with the IP resistivity low and with an interpreted dip to the northeast. The weakly conductive anomalies are located to the northeast of the IP anomaly and dip to the southwest. There is an increase in rock density which starts in the western side of the Marquis prospect and trends east toward Knob Hill. At the Raven prospect Big Sky identified two weak Max-Min conductors on the western survey line. These are coincident with relative rock density highs that form two ellipsoids elongated W-E, one centered on the main Raven prospect and the other to the south separated by a density low. The shape and location of the relative density highs are somewhat coincident with the airborne EM conductivity highs and airborne magnetic highs previously identified at the Raven prospect.

In mid June 2005 the Company contracted Aurora Geosciences to conduct a 48,030 line-feet (14.6 line km) ground based gravimetric survey of the Marquis, Raven, Potato Patch, Scarp, and Lookout prospects along with the Northeast and Far Northeast areas. Results from this survey confirmed the 2004 gravity survey results and the expanded grids revealed local gravity highs in all of the surveyed areas. Local increases in density may reflect significant sulfide accumulation. Gravity field results from each prospect relative to each other show a general increase in the corrected Bouguer anomaly from west to east (-92.4 mgals to -74 mgals) perhaps showing the increasing thickness of the ultramafic package over the modeled feeder for the intrusion at the head of Hall Cove.

During August-September 2005 the Company contracted Connors Drilling to complete 7 NQ2 core drill holes at the Marquis, Potato Patch, and Raven prospects totaling 4,504 feet. Two holes were collared northeast of holes DK0101 through DK0104 and aimed southwest back toward the Marquis IP anomaly and the previous drill holes in the Marquis prospect. Both holes intercepted semi-massive to massive sulfide at depth in the hole indicating that the sulfide horizon is north dipping.

Hole DK0501 (AZ 225, -60, TD 654) intercepted semi-massive to massive sulfides at 238 feet down hole. This hole intercepted clinopyroxenite from surface to TD. Co and Ni values positively correlate with Cu and S values. Cu:Ni ratios for mineralized intervals averaged 2.17. This hole did not exit mineralization.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

Exploration and Drilling, continued

Significant results are shown below:

Hole	From	To	Thickness	Cu	Pt	Pd
Number	Ft	Ft	Ft	(Wt Avg ppm)	(Wt Avg ppb)	(Wt Avg ppb)
DK0501	326	425.5	99.5	2,320	68	72
	376
Includes	376	394	18	4,520	100	111
Includes	404	424	20	3,625	123	133
DK0502	No Significant Intercepts
DK0503	37.5	186.5	149	2,086	5	1
DK0504	No Significant Intercepts
DK0506	8	395	387	2,035	56	59
Includes	33	75	42	3,801	331	313
Includes	8	92	84	2,531	211	219

Note: Holes DK0505 and DK0507 were not visibly mineralized and have not been submitted for geochemical analyses.

Avalon Development Corp completed a technical report on the Duke Island project for the Company in August 2006. The report concluded that mineralization identified at Duke Island had the potential to elevate the Project to one of the most important new discoveries in North America. The report recommended extensive geochemical sampling and geologic mapping of the Monte prospect and other prospective areas. It also recommended a thorough review of all petrological, geochemical and lithologic data to help guide future exploration efforts including a 14,500 foot drilling program includes specific exploration holes to test the Marquis, Raven, Scarp, and Lookout targets.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

Geology and Mineralization

The Duke Island complex consists of two separate, well-exposed, ultramafic bodies interpreted to be parts of the same intrusive body at depth. Both intrusives are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro. The presence of dominantly ultramafic cumulates likely resulted from concentration of the mafic minerals by flow, settling, and entrapment from a mafic magma, rather than an origin as an unusual ultramafic magma.

A series of northwest and northeast trending faults appear to post-date emplacement of the Duke Island ultramafic body. The most significant of these structures is the Hall Cove – Grave Point structure which trends northeast along the trace of Hall Cove. Field relationships suggest this structure has an unknown amount of southeast-side down relative displacement. Ultramafic rocks of the Judd Harbor portion of the complex are exposed between the Bite Cove and Judd Harbor faults suggesting the ultramafic blocks occupy a horst block between the two structures. Copper-nickel-PGE mineralization discovered to date appears to be controlled by northwest trending structures although its relationship to the Hall Cove, Bite Cove and Judd Harbor structures is unknown.

Copper and nickel occurs as chalcopyrite and pentlandite in massive to disseminated pyrrhotite. Sulfide mineralization is primarily hosted in clinopyroxenite as interstitial blebs, pods and net-textured masses. There is little correlation between PGE content and sulfide content. PGE enriched intervals occur in sulfide rich intervals, but there are also numerous sulfide rich intervals with no appreciable PGE content.

Geochemical, geological and geophysical data from the project suggests that sulfide mineralization at Duke Island extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the system remaining open to expansion. Prior to discovery of significant accumulations of massive, semi-massive and disseminated sulfide mineralization, the mafic-ultramafic intrusive was considered to be a classic zoned Ural-Alaska type complex of mid-Cretaceous age.

Many of the zoned ultramafic complexes in the Koryak-Kamchatka and Southeast Alaska belts are described and mapped as plug or pipe-like, concentrically zoned intrusions, which are dome-like bodies originating from diapiric injection of ultramafic magmas-a type notably absent of economic nickel sulfide occurrences. The copper, nickel and iron contents at Duke Island are significantly elevated relative to most Ural–Alaska complexes. The geometry and the abundance of sulfide mineralization present on the property have many characteristics of layered mafic intrusive complex. Similar intrusives host some of the world’s largest copper-nickel systems.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

Sampling, Analysis and Security of Samples

All 2001 core samples were crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development. Sample pulps were to Bondar Clegg’s main analytical facility in North Vancouver, British Colombia and analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a multi-element package by ICP analytical methods using two acid digestion procedures. The remaining half of the drill core was shipped to Fairbanks and stored in Avalon’s secure warehouse.

All 2005 core samples were sawn in the field and sent to Vancouver by ALS Chemex for processing at their prep facility. Samples were crushed to 70% passing 2 millimeters (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks. Pulps and rejects and remaining half of the core was sent to Avalon Development’s Fairbanks warehouse for permanent storage.

A total of 148 sample blanks were inserted into the sampling sequence for the 2001 through 2005 Duke Island programs. Blanks were inserted on a minimum 1 for 25 basis into all sample sequences. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses performed by Bondar-Clegg and ALS Chemex on the blanks from the Duke Island project indicate no unusual or spurious sample results in the blanks submitted.

No blank of check analyses were completed on Duke Island geochemical samples during the period 2001 through 2004. In 2005, in addition to sample blanks, sulfide rich commercial geologic standards from Analytical Solutions Ltd. were inserted on a 1 to 50 basis in each sample submittal during 2005. Analysis results indicate no unusual or spurious sample results in the standards submitted.

Mineral Resources

There are no resources or reserves on the Company’s Duke Island project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

d.	Duke Island – Alaska, USA, continued

Exploration and Development

A detailed review of the Duke Island data in 2007 suggests that sulfide mineralization may be related to an elongate sill complex, not a Ural Alaska ultramafic intrusive. The Duke Island complex appears favorable for hosting additional areas of mineralization with possibly higher sulfide concentrations and better metal grades in more basal and more dynamically active portions of the ultramafic contact zones. A low-lying area with essentially no outcrop to the north and east of earlier drilling presents an attractive target where numerous moderate to strong airborne EM conductors remain untested. Previously undrilled targets will be evaluated by electromagnetic surveying during summer 2007 in anticipation of a 2008 drilling program.

e.	Big Bar – Alaska, USA

Property Description, Location, Access and Infrastructure

The Company’s 100% Big Bar Project is a copper-lead-zinc prospect located 110 miles northeast of Nome, Alaska. The property consists of 7 claims controlling 1,120 acres of State of Alaska mineral rights classified as Open-to-Mineral-Entry in Sections 4, 5, and 9, T.1 S., R.17 W., Kateel River Meridian. Access to the prospect is by helicopter and the nearest improved airstrip is 16 miles to the northwest at Independence on the Kugruk River.

History

The Big Bar claims cover one of the most significant anomalies identified by Anaconda Minerals Company in a stream sediment and soil geochemical reconnaissance survey over a large part of the Seward Peninsula during the period of 1982 to 1984. Several stream sediment samples from the southern Kiwalik Mountain area were found to be anomalous in copper, lead, zinc, gold, cadmium, and arsenic. Soil samples were then collected from the drainage basin to follow-up on the stream sediment anomalies.

During the 1983 field season, Anaconda conducted geologic mapping and a detailed geochemical sampling program on a 3,900 by 3,000 foot soil sample grid. Sample spacing along strike was 330 feet and 165 feet along dip. The program defined a copper anomaly greater than 200 ppm that was over 3,900 feet long and 165 to 330 feet wide. Copper values within this anomaly were locally greater than 1,000 ppm. A zinc anomaly greater than 200 ppm in soils overlaps the copper anomaly to the west but is roughly parallel and displaced downslope from it to the east. The lead soil anomaly (greater than 100 ppm) is irregular and more discontinuous than the copper anomaly. Both the east and west limits of the anomaly are on slopes where downslope migration of surficial materials is to be expected but copper values greater than 200 ppm extended to both the northwest and southeast limits of the sample grid. Gossans collected as float from the anomaly contain up to .06 g/t Au, 1.6 opt Ag, 4260 ppm Cu and 3900 ppm Zn.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

e.	Big Bar – Alaska, USA, continued

History, continued

By this time the project geologists could see the close similarities between the Big Bar prospect and massive sulfide prospects in the Ambler District. During the 1984 field season, Anaconda continued detailed geologic mapping, expanded and tightened the geochemical grid, and completed some reconnaissance geophysical surveys (IP, MAXMIN, EM, gravity, and magnetics). One distinct IP anomaly, coincident with a magnetic high, was identified upslope of the copper anomaly. The Anaconda Minerals Company was dissolved in the spring of 1985 and the mining claims were dropped via non-performance of annual labor.

Exploration and Drilling

Quaterra staked the Big Bar prospect in August, 2000 and initiated field work the following field season with surface reconnaissance, sampling and a gravity geophysical survey conducted by Allan Spector and Associates Ltd. of Toronto, Canada. The survey collected gravity data on 200 foot intervals along four NW-SE oriented lines 400 feet apart and extending across the anomalous area defined by Anaconda. The survey delineated 3 high density zones, including two zones that correlated to higher copper geochem values and anomalous magnetics.

During the second quarter of 2006, the Company conducted a three-hole, 1,470 foot core drilling program to test a strike length of approximately 1000 feet near the center of the geochemical anomaly at Big Bar. The holes intersected uneconomic zones of disseminated pyrite and stringer sulfides but no massive sulfide mineralization.

Geology and Mineralization

Big Bar is a volcanogenic massive sulfide occurrence in an interlayered metavolcanic and metasedimentary sequence that strikes northwest and dips moderately south. The interbedded sequence includes metapelitic schist, white to tan siliceous muscovite schist, and muscovite-quartz-feldspar schist. The felsic schist contains apple green muscovite and up to 50 % feldspar porphyroblasts. The mineralized schists are highly oxidized and limonitic blebs and streaks are common along the foliation. Only a few remnants of pyrite and chalcopyrite are observed at the surface. Exposure is primarily frost-riven rubble although one non-mineralized felsic schist outcrop is present upslope of the defined mineralization.

The metamorphic assemblage that hosts this prospect is peripheral to the Devonian Kiwalik Mountain gneiss. The assemblage appears to contain metatuff and metarhyolite components that resemble lithologies in the Ambler district of the southern Brooks Range. The metavolcanic-bearing assemblage of the Kiwalik Mounatin area has only locally been separately mapped along Independence Creek. This assemblage flanks Kiwalik Mountain to the east, south, west and northwest. The prospect is highly oxidized. Quartz-sericite-pyrite alteration may be present in unoxidized parts of the prospect.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

e.	Big Bar – Alaska, USA, continued

Sampling, Analysis and Security of Samples

All core from the 2006 Big Bar drilling program was logged at the Avalon base camp on Independence Creek by an Avalon geologist. The interval length of diamond core samples was determined by the geologist logging the hole and marked on wooden blocks placed in the sample stream. Core was then digitally photographed and photos stored on CD-rom media. Core was then sawed using a Haley core saw. One half of each sample interval was placed in a sample bag for eventual shipment to Fairbanks. The other half of the core was retained for future use.

Alaska Assay lab of Fairbanks, Alaska completed all of the sample preparation and analyses for the 2006 Big Bar project. All core samples collected from the project remained under direct supervision of Avalon Development from their point of collection in the field until the samples were released to Alaska Airline Air Freight office in Nome Alaska. Samples were then shipped via air to Fairbanks where Avalon personnel took possession of the samples, checked them for integrity and inserted blanks and standards as described below. All core samples were prepared by crushing to more than 10% passing 10 mesh and splitting of 250 grams of reject which was then pulverized to greater than 90% passing 150 mesh.

Following sample preparation, core samples were analyzed for gold by lead collection fire assay techniques with an atomic absorption spectroscopy finish (FA-AA). In addition to gold assay analyses described above, each core sample was analyzed for 34 elements by inductively coupled plasma (ICP) with atomic emission spectroscopy (AES) finish using four acid digestion.

Quality assurance and quality control protocols on the Big Bar drilling project included insertion of blank and standard samples in all core sample submittals. Blank samples were inserted into the sample stream as the first sample in each sample batch and then on a 1 for 25 basis thereafter in a given sample batch. Avalon has utilized this material as a blank for over 5 years due to its hardness (assists in scouring crushers) and its distinctive geochemical fingerprint that is void of gold, base metals and gold-pathfinder elements. Overall blank sample results indicate good quality preparation and analysis at Alaska Assay Labs.

Commercially prepared gold standards were inserted as pulps into the sample stream on a 1 for 50 basis. Four different commercially prepared gold standards were used during the program. All of the Alaska Assay Labs analyses were within 10% of the expected standard value. Pulps for the program are stored in secured, weather proof containers at Avalon Development’s Fairbanks warehouse. Rejects from the project were discarded.

Mineral Resources

There currently are no resources or reserves on the Big Bar project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

e.	Big Bar – Alaska, USA, continued

Exploration and Development

The Company’s initial phase of drilling examined only a small portion of the Big Bar anomaly. The geology of the drilled section suggests a good environment for massive sulfide mineralization, but does not give a clear indication of where the sulfides may have accumulated. To evaluate the possibility of massive sulfides at depth or in adjacent areas, the Company contracted Fugro Airborne Surveys Corp. to conduct an 85-line mile airborne EM-magnetometer survey covering an area of 15.5 square miles centered over the geochemical anomaly. The survey was completed in September 2006 and identified a number of anomalies adjacent to the geochemical anomaly that will be field-checked during summer 2007.

f.	MacArthur – Nevada, USA

Property Description, Location, Access and Infrastructure

The Company’s 100% owned MacArthur copper project is controlled by 294 unpatented mining claims covering approximately 8 square miles in Lyon County, Nevada. The property is located 50 miles southeast of Reno in Sections 23, 24, 25, 35, and 36 in T.14N, R.24E and Sections 19, 20,29,30, and 31 of T.14N, R.25E (figure 6). The deposit lies within the Yerington copper mining district about 5 miles north of the mined out Yerington pit. Access to the project from State Highway 95 one mile then north of the town of Yerington, is provided by 4.5 miles of graded county roads that lead to the MacArthur Copper Property.

Figure 6: Location map of the MacArthur Copper project

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

f.	MacArthur – Nevada, USA, continued

History

Local prospectors staked unpatented mining Claims on the MacArthur property in the 1930's and made small tonnage shipments of hand sorted, high grade, oxide copper ore during that time. In 1950, the U.S. Bureau of Mines excavated a series of trenches across copper oxide occurrences and drilled 8 diamond drill holes. A total of over 60 holes were drilled on the Property by at least four major mining companies that optioned the Property from 1954 to 1971.

From 1971 to 1972, Anaconda carried out detailed geological mapping, systematic trenching and drilled approximately 56,000 feet in 280 vertical and angle percussion rotary holes to an average depth of 200 feet. The program outlined approximately 13 million tons of + 0.4% copper mineralization (Heatwole, D.A., 1978, Controls of Copper Oxide Mineralization, MacArthur Property, Lyon County, Nevada: Arizona Geological Society Digest, Vol. XI, p. 59-66.)

Arimetco International (“Arimetco”) purchased the Anaconda Yerington district properties and staked unpatented mining Claims over the MacArthur prospect in 1988. The MacArthur Mining and Processing Company, Inc. commissioned Metech Pty. Ltd., of Perth, Australia to prepare an ore reserve and mining planning study of the MacArthur deposit in 1989. Metech digitized the Anaconda data set which consisted of 11,529 assay intervals from 290 drill holes.

The Metech study developed a statistically controlled Kriged ore body model of the MacArthur deposit within defined zones of mineralization. The study reported the definition of a (non 43-101 compliant) overall “geologic reserve” of 63.2 million tons grading 0.26% TCu at a 0.18% TCu cut-off.

Arimetco mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur deposit in the period of 1995 to 1998. The low-grade oxide ore was trucked to heaps at the Yerington site where it was successfully processed with operations to remove copper from the Yerington mine tailings using a solvent extraction electro-winning process. Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the U. S. bankruptcy Code in January 1997 and suspended all operations in 2000.

After Arimetco’s departure, the mining Claims over the deposit were allowed to expire. In January 2004, North Exploration LLC (North) staked 58 unpatented mining Claims over the deposit. In October 2005, the Company acquired the right to earn a 100% interest in the mining Claims covering the former MacArthur copper mine, subject to a 2% NSR, through making staged payments to North totaling US$1,785,000 by January 15, 2008 or staged payments totaling US$2,745,000 by January 15, 2010. The Company’s property position was then extended through staking an additional 236 mining Claims around the deposit.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

f.	MacArthur – Nevada, USA, continued

Exploration and Drilling

The Company acquired the digitized Anaconda exploration and drilling data package in August 2006 and commenced a review of the deposit geology and mineralization model using Datamine software. The data review is currently assessing the necessary steps to complete a technical report on the MacArthur Project with the objective of preparing a 43-101 compliant resource estimate.

Geology and Mineralization

The MacArthur copper deposit forms part of the Yerington mining district which includes at least three, large, porphyry copper deposits (Yerington, Ann Mason, Bear-Lagomarsino), as well as two large IOCG deposits (Pumpkin Hollow, and Minnesota). Mineralization ranges from disseminated porphyry copper occurrences to skarn, limestone replacement, and vein type deposits.

The principal rock unit in the area is the M. Jurassic Yerington Batholith emplaced into Triassic-Jurassic volcanic and sedimentary-layered sequences. The bulk of the mineralization appears to be associated with quartz monzonite porphyry dikes that are believed to be the final magmatic event associated with the batholith (Dilles, J. H. and Proffett, J. M., 1995, Metallogenesis of the Yerington Batholith, Nevada: Porphyry Copper Deposits of the American Cordillera, v 20, p. 306-315).

Following the emplacement of the batholith, a long hiatus in the stratigraphic record follows until the Oligocene during which time several thousand feet of Upper Oligocene volcanics and associated sedimentary rocks were laid down on an eroded, Mesozoic surface.

Normal, faulting associated with Late Tertiary basin-and-range extension has displaced and tilted all of the above-mentioned rocks. These faults dip east and are curved, concave upward, so that the dip of the fault flattens eastward. Net displacements are in an east-west direction. Fault hanging wall stratification and/or flow banding in Tertiary rocks is tilted west from 30° to near vertical as a result of the rotational displacement movements. The geologic section is completed by post-faulting conglomerates and alluvium section.

Heatwole (1978) described MacArthur as an oxidized low-grade porphyry copper deposit that has been locally enriched by exotic copper. The probable source of the exotic copper was primary sulfide mineralization peripheral to the porphyry center.

Copper mineralization is visible in the open pit excavated by Arimetco. A total of twelve, 7-meter high benches step down toward the northeast following the original topography. The excavation exposes copper mineralization including chrysocolla, copper wad (neotocite), pitch limonite (vitreous, goethite) and minor amounts of malachite and azurite all hosted in medium grained, biotite, quartz monzonite. Although copper wad (neotocite) and chrysocolla are exposed in the pit walls throughout most of the pit area, the copper wad is more abundant near the western end of the pit while chrysocolla is more common near the east end. "Pitch" limonite, (goethite) after chalcopyrite occurs sporadically as individual disseminations as well as along hairline veinlets containing biotized hornblende.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

f.	MacArthur – Nevada, USA, continued

Geology and Mineralization, continued

At least three, quartz feldspar porphyry dikes up to 4 meters wide, trending N70°W and dipping 40 to 60° northerly, cut the quartz monzonite. The dikes exhibit quartz "eyes", feldspar, and biotite and/or hornblende phenocrysts set in an aphanitic groundmass.

Several post-mineral, andesite porphyry dikes commonly 0.5 to 2 meters thick (one up to 10 meters thick) striking N75°W, and dipping near vertical to 80° northerly, cut the quartz monzonite. Locally strong oxide copper mineralization (copper wad and chrysocolla) occurs along the contact between the dike and the quartz monzonite. The dikes are post primary mineralization and pre-supergene mineralization.

Hydrothermal alteration at MacArthur is influenced by a strong northwest-oriented fracture system that is exposed in most places throughout the pit. The alteration zoning in the area includes a north-western phyllic zone (quartz-clay-pyrite with sericite), a relatively unaltered central zone with exception of minor potassic alteration in the form of local biotization of hornblende, and an eastern albitic zone with albitization becoming more pervasive to the east. Propylitic alteration has been reported at only a few localities south and southwest of the pit.

Nearly all of the mineralization that forms the presently investigated deposit is supergene in origin. Although there remains a question as to what portion of the deposit represents exotic or laterally transported copper oxides as opposed to the percentage of copper oxides formed through enrichment by the vertical migration of ground water, the source of the copper was probably primary (sulfide) copper mineralization related a porphyry system at or near the MacArthur pit.

Three holes drilled 1,000-1,500 feet north of the MacArthur pit by the US Bureau of Mines in 1950 (Report of Investigations 4906) encountered what appears to be a chalcocite blanket between depths ranging from 200 to 300 feet. Although recoveries at the time were not good, drill hole 6 gave an indication of the mineralization with an intercept with 62 feet averaging 0.61% Cu between downhole depths of 241 and 303 feet.

The MacArthur drilling program is routinely supervised in the field by the project geologist for monitoring recovery, proper core handling and accuracy in labeling. Drill core (HQ diameter) is delivered from the drilling rig to the core storage facility in Yerington by the driller at the end of each 12 hour shift for logging and sampling by the project geologists.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

f.	MacArthur – Nevada, USA, continued

Sampling, Analysis and Security of Samples

At the core storage/logging facility, the core is photographed, measured, core recovery calculated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented. Sample intervals on the first three holes were fixed at 5 feet. In subsequent drill holes the sample intervals are taken at each of the core runs marked by the driller’s blocks. Exceptions are where full recovery occurs in numerous, short core runs in intervals less than about 6 feet, or where the geologists visually selected sample intervals based on rock type or structure. Sample intervals are measured and marked with permanent marker, orange ribbon and aluminum tag that is stapled to the core tray showing the sample number. Where the core sample is coherent a line is drawn with permanent marker along the stick so that it is sawn in half perpendicular to the “grain” in order to get a representative split. The core is stored on pallets to be picked up by the analytical laboratory.

American Assay Laboratories (AAL) located in Sparks, Nevada prepares and assays samples from the MacArthur drilling program. AAL is ISO/IEC 17025 certified and participates in CANMET, PTP MAL certification analyses twice a year, in GEOSTATS, SMA, and IOAG testing twice a year.

When core from the project arrives at the laboratory, it is split, using a core saw, into halves and one half of each interval is placed into a sample bag that is marked with the sample number. The sample is then dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, and split to 350 gram pulps. The pulps are assayed for total copper using a 2 gram-3 acid volumetric ore grade atomic-absorption (AA) spectroscopy analysis. The solution from the total Cu analysis is assayed by inductively coupled plasma (ICP) spectrometry for 69 elements. Oxide copper (acid soluble) content of the sample is then analyzed by using a weak, sulfuric acid solution leach of a 1 gram pulp followed by AAS copper. Internal quality assurance and quality control procedures include the insertion of standards into the sample sequences. Rejects from the previously analyzed samples will also be sent to another accredited laboratory for check analyses.

The remaining half core is placed back into the core box in its original position and the core boxes are returned to the Yerington core storage/logging facility by the laboratory truck, were it is then stacked and stored in order and by drill hole number. Reject and pulps are also returned with the core to the Yerington facility for archiving.

Mineral Resources

There are no resources or reserves on the Company’s MacArthur properties that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

f.	MacArthur – Nevada, USA, continued

Exploration and Development

The lateral zonation of supergene copper minerals visible at the surface, a possible chalcocite blanket to the north of the pit, and a large, pervasive phyllic alteration zone to the north and west of the mine workings, all suggest that the MacArthur deposit may have a significant potential for growth; both in the form of copper oxides and as primary sulfides in a related porphyry system. Although the MacArthur project currently has no NI43-101 compliant resource estimate, the historical data from the Project is substantial. With sufficient new drilling to substantiate the Anaconda data base, a formal resource can be calculated for the project.

In April 2007, the Company commenced a 10,000 foot core drilling program to twin approximately 10% of the shallow holes that defined the previously explored copper oxide mineralization at MacArthur and to identify extensions of copper oxide and chalcocite mineralization in the vicinity of the open pit. The program will also include at least 2 deep (1000-2000 ft holes) to investigate the potential of primary sulfide copper mineralization related to porphyry at depth. Additional mineralization within and peripheral to the deposit may significantly enlarge the area of known mineralization on the project and the value of a possible future producing operation at MacArthur.

g.	Yerington Porphyry Copper Mine – Nevada, USA

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. Subject to the approval of the TSX Venture Exchange, the purchase price comprises US$500,000 cash, 250,000 shares of Quaterra common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas. Quaterra may terminate the transaction at any time during a 180-day review period if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. The Chambers Group Inc. and Golder Associates Inc. are currently completing a Preliminary Site Condition Review as part of the Company’s due diligence.

Under certain circumstances, the review period may be extended for additional successive 120 day periods.

Quaterra, subject to successful completion of due diligence, plans to explore the property as part of its ongoing exploration drilling program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains under-explored. The potential acquisition of this property in the center of a prolific copper district provides Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Natural Resource Properties, continued

h.	Other Properties

Early Stage Projects

Mirasol Gold Project – Durango, Mexico

The Mirasol Project is located in southeastern Durango, Mexico in the Municipality of Simon Bolivar. Quaterra’s Mexico subsidiary, Minera Agua Tierrra, SA de CV, is the 100% owner of all eight concessions totaling 25,194 hectares (97 square miles) that were staked in 2006-2007..

Mirasol is located on the SW margin of the Ahuichila graben, a distensional tectonic feature that formed in Eocene time. The graben is partially filled with alluvial limestone clast conglomerate formally named the Ahuichila Formation. Mirasol is underlain by nearly flat Cretaceous limestone cut by numerous NW-striking faults. It is partially covered by the conglomerate in the east half of the project area. The NW-striking faults are the SW margin of the Ahuichila graben.

The area is marked by large areas of silicified limestone with minor barite, alunite, stibnite and cinnabar. Sampling shows uniformly anomalous mercury, antimony and arsenic and sporadic anomalous gold values. Hydrothermal breccias of unknown extent and origin are locally anomalous in gold and are likely part of the same mineralizing event. A 38 hole, 5,050 meter RC drilling program was completed in December 2007 to test areas with favorable geology and geochemistry. Results are pending.

The Company’s 2008 exploration plans are dependent on results of recently completed drilling

Other properties

Other properties of the Company include the SW Tintic, Gray Hills, Peg Leg, Carbon County, Herbert Glacier, Texas claims, Copper Canyon and Majuba Hill properties in the USA, and Las Americas, Jaboncillos, Cerro Blanco, Inde and La Reforma properties in Mexico. Each of these properties are newly acquired and all are in the initial stages of exploration. Data from prior activities is limited or in the process of being acquired and studied. Total expenditures by the Company to date are minimal.

ITEM 4.	RISK FACTORS

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered. The factors below should be considered in connection with any forward-looking statements in this AIF. The risks described below are considered to be the significant or material ones, but they are not the only risks the Company could encounter. Some risks may not be known to Quaterra and others that are not considered significant may turn out to be material. Investment in the common shares of Quaterra must be considered speculative and risky, since any one or more of the risks could materially impact Quaterra’s business, its ability to raise required capital and market price of its common shares.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Risks and Uncertainties

Resource exploration and development is a speculative business and involves a high degree of risk. Exploration of the Company’s properties might not result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discover by the Company will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Individually or in combination, these factors may result in our not receiving any or an adequate return on invested capital.

II.	Political and Economic Risks of Doing Business

Our investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on our results of operations and financial condition. Certain areas in which we may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples, which could potentially affect our projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could aversely affect our property interest or restrict its operations. Our mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labor, export controls, income taxes expropriation of property, environmental legislation, and safety factors.

III.	Funding Requirements

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

IV.	Risk Associated with Title

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

V.	Competition

The resource industry is intensively competitive in all of its phases, and Quaterra competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

VI.	Management and Dependence on Key Personnel

Quaterra currently has a small executive management group, which is sufficient for the Company’s present stage of development. Quaterra has relied, and will continue to rely, upon the services of various consultants and others for operating expertise. Quaterra may need to recruit additional personnel to supplement existing management. Quaterra’s development to date has largely depended, and will continue to depend, on the efforts of the current executive management group and the loss, however unlikely, of a significant number of the members of this group could have a material adverse effect on the Company, its business and its ability to develop its mineral properties.

VII.	Exploration and Mining Risks

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

VIII.	Estimates of Mineral Reserves and Resources and Production Risk.

The mineral resource and reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit, which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.

IX.	Exploration and Development Activities.

Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. The Company may become subject to liability for damage to life and property, environmental damages, cave-ins or hazards against which our insurance cannot insure or against which it may elect not to insure. If any of our properties are found to have commercial qualities or ore, the Company would be subject to additional risk respecting any development and production activities. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

X.	Resource Prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the control of the Company. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. Such factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

XI.	Environmental and Other Regulatory Requirements.

Our operations will be subject to environmental regulations promulgated by various Canadian, US and Mexican government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

XI.	Environmental and Other Regulatory Requirements, continued.

Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. We are not currently covered by any form of environmental liability insurance. See “Insurance” below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

XII.	Insurance.

Our business will be subject to a number of risks and hazards. Insurance to cover the risks to which our activities will be subject may not be available at all or at commercially reasonable premiums. We are not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such liabilities would reduce the funds available to the Company. If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

XIII.	Foreign Subsidiaries.

We are a holding company that conducts its business through foreign subsidiaries, joint ventures and Canadian divisions. Substantially all of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Quaterra and its subsidiaries, or among its subsidiaries, could restrict our ability to fund operation efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and share price.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

XIV.	Conflicts of Interest.

Certain of our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development. Consequently there exists the possibility for such directors and officers to be in a position of conflict.

XV.	Share Price Volatility.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to the financial performance or prospects of Quaterra include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver and copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of our shares at any given point in time may not accurately reflect our long-term value.

ITEM 5.	DIVIDENDS

Quaterra has not paid any dividends on its common shares since incorporation, nor has it any present intention of paying dividends, as it anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as the acquisition of additional mineral properties. However, Quaterra is not limited in any way in its ability to pay dividends on its common shares.

ITEM 6.	CAPITAL STRUCTURE

I.	Authorized Capital

Quaterra’s has an unlimited number of common shares without nominal value. As at March 18, 2008 there are 83,745,358 common shares outstanding.

Quaterra has only one class of common shares, without any special rights or restrictions. Dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors.

Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each common share carries with it a right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

II.	Stock Options

Quaterra has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries.

As at March 26, 2008, the following stock options were outstanding under the stock options plan:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	Dec 31, 2007		or Expired		March 26, 2008

$0.12	January 10, 2008	170,000	-	-	170,000	-
$0.34	December 8, 2008	70,000	-	-	55,000	15,000
$0.62	March 25, 2009	145,000	-	-	50,000	95,000
$0.35	August 9, 2010	533,500	-	-	240,000	293,500
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	1,600,000	-	-	55,700	1,544,300
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	75,000	-	-	-	75,000
$2.70	February 21, 2012	25,000	-	-	-	25,000
$3.33	July 20, 2012	2,011,000	-	-	-	2,011,000
$3.33	August 7, 2012	80,000	-	-	-	80,000
$2.93	October 9, 2012	50,000	-	-	-	50,000

		5,559,500	-	-	570,700	4,988,800

Weighted average exercise price		$1.99	$0.00	$0.00	$0.42	$2.17

III.	Share Purchase Warrants

As at March 26, 2008, the Company has no share purchase warrants outstanding:

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

ITEM 7.	MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the TSX-V under the trading symbol “QTA” and on AMEX under the symbol “QMM”. The following table provides information as to the high and low closing prices and the volume of shares trading for each month during the 12 months of the most recently completed financial year being December 31, 2007 and January 1, 2008 to the date of this AIF:

Toronto Venture Exchange					American Stock Exchange
Month	High	Low	Volume		High		Low	Volume

March 1 - 26, 2008 *	$3.90	$3.47	281,098	US	$3.97	US	$3.05	1,044,800
February 2007	$4.18	$3.43	1,987,996		N/A		N/A	N/A
January 2007	$3.50	$2.90	1,259,822		N/A		N/A	N/A
December 2006	$3.48	$2.90	1,558,898		N/A		N/A	N/A
November 2006	$3.92	$2.91	12,587,082		N/A		N/A	N/A
October 2006	$3.99	$2.66	1,474,493		N/A		N/A	N/A
September 2006	$3.02	$2.26	914,797		N/A		N/A	N/A
August 2006	$3.50	$2.21	3,435,136		N/A		N/A	N/A
July 2006	$3.80	$3.05	1,093,188		N/A		N/A	N/A
June 2006	$3.84	$2.97	1,534,742		N/A		N/A	N/A
May 2006	$4.16	$3.38	2,160,766		N/A		N/A	N/A
April 2006	$3.59	$2.60	2,024,279		N/A		N/A	N/A
March 2006	$3.00	$2.10	1,294,100		N/A		N/A	N/A
February 2007	$2.94	$1.98	1,257,700		N/A		N/A	N/A
January 2007	$2.96	$2.45	1,410,234		N/A		N/A	N/A

* Trading on AMEX started on March 4, 2008.

ITEM 8.	ESCROWED SECURITIES

As at the date of this AIF the Company has 250,000 securities allotted from treasury but not distributed with regard to the consideration to be paid in respect to the Yerington property. These securities will be distributed when the relevant terms of the agreement have been met and regulatory approval has been obtained.

Otherwise there are no securities held in escrow or similar arrangement.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

ITEM 9.	DIRECTORS AND OFFICERS

I.	Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF.

Name, Country of Residence and Position (1)	Appointed	Number of shares (2)	% of Class

Dr. Thomas Patton	November 10, 1998	1,299,000	1.55%
Washington, USA
Director, President and Chief Executive Officer

Tracy Stevenson (3)	July 17, 2007	Nil	Nil
Utah, USA
Chairman and Director

Eugene Spiering	July 13, 2006	45,000	0.05%
British Columbia, Canada
Director, Vice President of Exploration

Dr. Robert Gayton (3)	April 9, 1997	217,998	0.26%
British Columbia, Canada
Director

John R Kerr (3)(4)	November 22, 2004	Nil	Nil
British Columbia, Canada
Director

Lawrence Page Q.C. (4)	September 5, 1995	500	0.00%
British Columbia, Canada
Director

Leroy Wilkes (3)(4)	August 23, 2006	15,000	0.02%
Colorado, USA
Director

Stacey Bligh	May 1, 2006	Nil	Nil
British Columbia, Canada
Corporate Secretary

Charles Hawley	June 8, 2001	Nil	Nil
Alaska, USA
Vice President Exploration - Alaska

Scott B Hean	March 28, 2006	30,000	0.04%
British Columbia, Canada
Chief Financial Officer

Notes to table
(1)	The information as to country of residence, principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals
(2)

The number of shares held by the director/officer as at March 18, 2008 had been taken from SEDI (Insider reporting regulatory information – www.sedi.ca) and includes all shares held either directly or indirectly

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Name, Occupation, and Experience, continued

Notes to table, continued
(3)	Denotes member of Audit Committee
(4)	Denotes member of Nomination and Compensation Committee

The Company’s directors are elected and hold office until the next annual general meeting of the Company’s shareholders, unless any director resigns, is removed or becomes disqualified earlier than this date.

Dr. Thomas Patton – Director, President and Chief Executive Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked in the exploration industry for thirty-five years as a field geologist, consultant and executive officer of both junior and senior mining companies. His work has been primarily in North America, where he and his teams have played major roles in several significant discoveries and reserve expansions of existing operations. Before joining Quaterra on a full-time basis, Dr. Patton was President and COO of Western Silver Corporation from 1998 to May 2006. The highlights of this period were the discovery and delineation of the world-class Peñasquito silver-gold-lead zinc deposit in Zacatecas, Mexico and the subsequent sale of the company to Glamis Gold Ltd.

Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation, where he served as Senior Vice President, Exploration and Business Development. Dr. Patton is a member of the Society of Economic Geologists, the American Institute of Mining & Metallurgical Engineers and is a registered professional geologist in the states of Arizona and California

Tracy Stevenson – Chairman and Director

Mr. Stevenson graduated from the University of Utah with a B.S. in Accounting and is a senior mining industry executive with international experience in finance, merger and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology. Mr. Stevenson worked for Rio Tinto plc, the world’s second largest mining company, and related companies for 26 years and held a number of senior leadership positions, including the Global Head of Information Systems and Shared Services for Rio Tinto plc, Executive Vice President, CFO and a director of Comalco Ltd (an Australian company partially owned by Rio Tinto) and CFO and a director of Kennecott Corporation (owned by Rio Tinto). He has been involved with many major exploration, development and financing projects. Mr. Stevenson is a member of the Advisory Board of the University of Utah David Eccles School of Business.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Name, Occupation, and Experience, continued

Eugene Spiering – Director, and Vice President of Exploration

Mr. Spiering received his Bachelor of Science-Geology degree from the University of Utah and is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists. Mr. Spiering joined the Company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela.

Dr. Robert Gayton – Director

Dr. Gayton graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976, where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.

John R Kerr – Director

John R. Kerr graduated from the University of British Columbia in 1964 with a Bachelor of Applied Science (B.A.Sc) degree in Geological Engineering. He has participated in the mining industry continuously since graduation as an exploration geologist. Mr. Kerr has gained experience in recognition and identification of mineral potential in a diversified field of geological environments. His expertise is epithermal and sedex-hosted precious metal deposits in the southwest United States, strata controlled gold deposits and porphyry copper/gold/molybdenum deposits of the western Cordillera, and VMS deposits in all areas of North America. Successful ventures include recognition (1972) and discovery (1974) of the Santa Fe gold mine, identification (1979) of the Calvada gold mine and discovery (1981) of the Mindora gold/silver deposit, all located in Nevada. He is also credited with early identification (1967) of two VMS deposits at the Rambler Mine in Newfoundland, and recognition (1979) of the Frasergold strata controlled gold deposit in British Columbia. Mr. Kerr has sat on the boards of numerous public companies. He currently runs a geological consulting practice out of Vancouver, B.C., with projects located in all areas of North America.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Name, Occupation, and Experience, continued

Lawrence Page, Q.C. – Director

Lawrence Page, Q.C. obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. Thereafter, he studied labour law and industrial relations in Sydney, Australia as a Commonwealth Scholar, returning to active practice in Vancouver in 1967. In 1970, he was a founding partner of Worrall and Page, where he practiced until 1995. He currently practices on his own in Vancouver. Mr. Page's preferred areas of practice are commercial litigation, native law, natural resource law and securities law. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation. Mr. Page was awarded the distinction of Queen's Counsel in 1988. Through his experience with natural resource companies and, in particular, precious metals development, Mr. Page has established a unique relationship with financiers, geologists and consultants and has been counsel for and a Director of Corona Corporation (now Homestake) and Prime Resources Corporation, which have brought into production and operate Canadian gold mines.

Leroy Wilkes – Director

Mr. Wilkes is a graduate mining engineer from the Montana School of Mines. Mr. Wilkes was the president of Washington Group International’s Mining Business Unit and in this role participated in many developing mining projects throughout the world including Latin America, Canada, Europe and the United States. Mr. Wilkes was also the Chief Operating Officer of Santa Fe Pacific Gold Corporation during the expansion of its Nevada operations. Whilst serving as Senior Vice President of Business Development for Anaconda Mineral Mr. Wilkes was involved in the development of such projects as Greens Creek in Alaska, Stillwater in Montana, and Las Pelameres in Chile

Stacey Bligh – Corporate Secretary

Stacey Bligh is a securities legal assistant and has been Corporate Secretary of the Company since May 1, 2006. Ms. Bligh has been working with various public companies since 1997 and currently holds the position of Corporate Secretary with three other public companies listed on the TSX-V. Prior to joining the Company, Ms. Bligh held the position of Executive Assistant to the President of a TSE listed, and subsequently, AMEX listed merchant bank.

Charles Hawley – Vice President of Exploration – Alaska

Charles Hawley joined the Company on July 6, 2001. Mr. Hawley graduated with a Bachelor of Arts degree from Hanover College, Indiana in 1951 and earned a Ph.D in geology from the University of Colorado in 1963. He worked for the U.S. Geological Survey from 1952-1968. Mr. Hawley has been working within the exploration and mine development field in Alaska’s private sector since 1969.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Name, Occupation, and Experience, continued

Scott B Hean – Chief Financial Officer

Scott B. Hean, B.A., M.B.A., ICD.D graduated from Simon Fraser University in 1973 and from the Ivey School of Business, London, Ontario, in 1975. He completed the Institute of Corporate Directors Director Education program in May 2006. In April 2006, Mr. Hean was appointed to the Board of Sabina Silver Corporation and in 2007 to the Board of Great Quest Metals Ltd. Prior to joining the Company in March 2006 as Chief Financial Officer, Mr. Hean was Chair and Chief Financial Officer of Plastics Solutions Canada Inc. which markets biodegradable plastic products in Canada and the United States. He has held senior management and executive positions with Bank of Montreal as Senior Vice President and Managing Director responsible for financing in the natural resources sectors in North America and with J.P. Morgan of New York, where he was primarily involved in financing oil and gas companies. He is a Chair, Bill Reid Trust, a not for profit organization concerning the work of the Haida artist, Bill Reid. Mr. Hean has served on numerous not-for-profit Boards, including Outward Bound and B.C. Children's Hospital.

II.	Control of Securities

The Company’s directors and senior officers as a group beneficially own, directly or indirectly, or exercise control or direction over, 1.58% of the voting securities of the Company as of March 18, 2008. In addition, the directors and executive officers of the Company as a group held 1,970,000 stock options for the purchase of common shares of the Company. The stock options are exercisable as shown below:

Number of	Exercise	Expiry
Options	Price	Date

50,000	$0.62	March 25, 2009
50,000	$0.35	August 9, 2010
200,000	$0.40	January 9, 2011
125,000	$1.04	March 27, 2011
640,000	$1.55	July 28, 2011
100,000	$1.55	August 23, 2011
805,000	$3.33	July 20, 2012

1,970,000	$2.07

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

III.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Dr. Robert Gayton, Thomas Patton and Lawrence Page were directors or executive officers of Newcoast Silver Mines Ltd. (now Southern Silver Exploration Corp.) at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Lawrence Page, a director and President of Saturna Beach Estates Ltd., a private Company formed under the laws of British Columbia, Canada (“SBEL”) which conducts the business of a vineyard and winery. On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allowed SBEL to continue to run its daily business affairs without creditor action during financial reorganization. At the date hereof, the financial reorganization has been completed and the Order terminated

Other than disclosed above, no director or executive office of the Company is, as at March 26, 2008, or was within 10 years before the date of this AIF, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company), that:

(a)	Was subject to an order that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO, or

(b)

Was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

For the purpose here of “order” means

(a)	A cease trade order;

(b)	An order similar to a cease trade order; or

(c)	An order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company.

(a)

No director or executive office of the Company is, as at March 26, 2008, or was within 10 years before the date of this AIF, a director, CEO or CFO of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets state the fact; or

(b)

Has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver executive officer or shareholder.

IV.	Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholders in other reporting companies and, to the extent that such other companies may participate in ventures in which Quaterra may participate, the directors of the Company may have a conflict of interest in negotiation and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Quaterra’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

IV.	Conflicts of Interest, continued

Below are the other positions held by Director and Officers.

Name	Position with Quaterra	Other director or officer roles

Thomas Patton	Director, President and Chief	Fortune River Resource Corp.
	Executive Officer	Southern Silver Exploration Corp

Tracy Stevenson	Director and Chairman	Vista Gold company

Eugene Spiering	Director and Vice President of	None
Exploration

Robert Gayton	Director	Amerigo Resources Ltd
B2Gold Corp
Bema Gold C
Candian Zinc Corporation
CRH Medical Corporation
Doublestar Resources Ltd
Eaglecrest Exploration Ltd
Eastern Platinum Limited
Intrinsyc Software International Inc.
Minco Gold Corporation
Nevsun Resources Ltd
Northern Orioin Resources Inc.
Palo Duro Energy Inc.
Radiant Resources Inc.
Western Copper Corporation

John Kerr	Director	Pacific Coast Nickel Corp.

Lawrence Page	Director	Dundee Mines Ltd
Bravo Venture Group Inc.
Fortune River Resource Corp.
Southern Silver Exploration Corp
Valterra Resource Corporation

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

IV.	Conflicts of Interest, continued

Name	Position with Quaterra	Other director or officer roles
Leroy Wilkes	Director	Sabina Silver Corporation Ascendent Copper Corp.
Stacey Bligh	Corporate Secretary	Bravo Venture Group Inc.
Charles Hawley	Vice-President of Exploration - Alaska	Hawley Resource Group Incorporated
Mines Trust Co.
Piper Capital Inc.
Scott Hean	Chief Financial Officer	Great Quest Metals Ltd
Sabina Silver Corporation

ITEM 10.	PROMOTERS

The Company does not employ any person or company to act or perform as a promoter for the Company.

ITEM 11.	LEGAL PROCEEDINGS AND REGULATORY ACTION

Quaterra is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

ITEM 12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer or principal shareholder of Quaterra, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect Quaterra.

ITEM 13.	TRANSFER AGENT AND REGISTRARS

The registrar and transfer agent of the Company is CIBC Mellon Trust Company at its office in Vancouver, British Columbia, at 1600 – 1066 West Hasting Street, Vancouver BC, V6E 3X1.

ITEM 14.	MATERIAL CONTRACTS

During the last two years the Company has not entered into any material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

ITEM 15.	INTEREST OF EXPERTS

To the best of Quaterra’s knowledge, the authors of the reports listed below do not have any interest in nor hold any securities of the Company:

a.

Independent Technical Report for the Nieves Silver project, Zacatecas State, Mexico dated November 15, 2006 and prepared in accordance with National Instrument 43-101 by Stephen Wetherup, B.Sc., P. Geo of Caracle Creek International Consulting Inc .

b.

Summary Report for the Duke Island Cu-Ni PGE Property Ketchikan Mining District, Alaska dated August 25, 2006 and prepared in accordance with National Instrument 43-101 by Curtis Freeman of Avalon Development Corp.

The auditors of the Company are Smythe Ratcliffe LLP, Chartered Accountants of Vancouver, British Columbia, and they certified the auditors’ report on the annual financial statements of Quaterra for the years ended December 31, 2007 and 2006.

Smythe Ratcliffe LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

ITEM 16.	ADDITIONAL INFORMATION

I.	Audit Committee

a.	Purpose

The Board of Directors of Quaterra has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee (the “Committee”) is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Committee’s primary duties and responsibilities are to:

(i)	Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure.

(ii)	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

(iii)	Monitor the independence of and the performance of the Company’s polices, procedures and practices at all levels.

(iv)	Provide an avenue of communications among the independent auditors, management and the Board of Directors

(v)	Encourage adherence to, and continuous improvement of, the Company’s polices, procedures and practices at all levels.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Audit Committee, continued

b.	Members and Meetings

Committee members shall meet the requirements of the TSX-V and AMEX. The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgement. All the members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Committee members shall be appointed by the Board. If the Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant finds based upon the auditors’ limited review procedures, if any.

c.	Responsibilities and Duties

Review Procedures

The Committee reviews the Company’s annual audited financial statements and MD&A prior to filing or distribution. The review includes discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

In consultation with management and the independent auditors, the Committee consider the integrity of the Company’s financial reporting processes and controls, discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures and review significant finds prepared by the independent auditor together with management’s responses.

The Committee review with financial management the Company’s quarterly financial results and MD&A prior to the release of earnings, discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Audit Committee, continued

c.	Responsibilities and Duties, continued

Independent Auditors

The independent auditors are accountable directly to the Committee. The Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of the auditors when circumstances warrants.

The Committee approves the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditors may provide.

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

The Committee review the independent auditors’ audit plan and engagement letter.

Prior to releasing the year-end earnings, the Committee discuss the results of the audit with the independent auditors.

The Committee consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

On at least an annual basis, the Committee review with the Company’s counsel, any legal matters that could have a significant impact on the Quaterra’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

The Committee annually prepares a report to shareholders to be included in the Company’s annual information circular. The Chairman of the Committee with review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.

Whistleblower Policy

Effective June 30, 2005, the Committee has adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices

Quaterra Resources Inc.
Annual Information Form for the year ended December 31, 2007

I.	Audit Committee, continued

d.	Composition and Relevant Education and Experience

The Committee is comprised of Robert Gayton (Chair), Tracy Stevenson, John Kerr and Leroy Wilkes. All four members are independent and are financially literate, as described in Multilateral Instrument 52-110. See “Director and Officers” section for detailed description of each member’s relevant education and experience.

e.	Pre-approved Policies and Procedures

All non-audited services are per-approved by the Committee. Before approval is given, the Committee examines the independence of the external auditors in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

f.	External Auditor Service Fees

The following sets out the aggregate fees billed by the Company’s external auditors for the last three years in respect to the audit of the Company’s year end financial statements as at 31, December.

Year end	Audit	Tax	All other	Total
December 31	Fee	Fees (1)	Fees (2)
2007	$24,500	$2,750	$10,960	$38,210
2006	$20,000	$-	$110	$20,110
2005	$8,540	$-	$-	$8,540

(1)	Fees changed for tax compliance, tax advice and tax planning services.
(2)	Fees for services other than disclosed in any other column.

II.	General

Information relating to Quaterra can be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical reports prepared for the Company. Additional financial information including the Company’s financial statements and management discussion and analysis for the year ended December 31, 2007 can also be found on SEDAR.

Additional information relating to Quaterra can also be found on the Company’s web site at www.quaterraresources.com